PERFORMANCE CAPITAL MANAGEMENT, LLC

ANNUAL REPORT

For the Year Ended December 31, 2006

PERFORMANCE CAPITAL MANAGEMENT, LLC

Table of Contents
Annual Report
For the Year Ended December 31, 2006

Page No.

Upon written request, we will furnish to you, without charge, a copy of our annual report on Form 10-KSB filed with the Securities and Exchange Commission. Written requests for copies of the Form 10-KSB should be directed to Harvey "Bud" Webb, Member Relations at Performance Capital Management, LLC's principal address at 7001 Village Drive, Suite 255, Buena Park, California, 90621. In the alternative, you may find the Form 10-KSB on the Securities and Exchange Commission's web-site at www.sec.gov.

PCM
Performance Capital Management, LLC

7001 Village Drive, Suite 255 ♦ Buena Park, CA 90621
Phone: (800) 757-7700 ♦ Fax: (714) 736-3733

April 27, 2007

Dear PCMLLC Unit Holder:

On behalf of the Board of Directors and Management, we are pleased to report to you on our fifth year of operation. As we have previously reported, the company's performance in 2006 was on a par with that of the previous year. Projected targets for growth were not met because market prices for new debt portfolios exceeded our estimates of their value, based on a careful screening model. As we have often noted in our letters to you, we do not buy overpriced accounts simply in order to show growth in the short run that will turn out to be unprofitable over time. You may have read about companies in our industry that became high fliers for a while and then crashed to the ground. They have failed mainly because they paid too much for portfolios. We are being very careful not to fall into the same trap.

Despite the high prices, we did manage to buy $4.2 million worth of new accounts at prices we considered reasonable. The addition of these new accounts enabled us to exceed the previous year's gross collections by 3.6%, but there were not enough new accounts added to allow for more significant growth, especially because of the negative effect of cost factors. Operating costs rose to $7.4 million from $7.2 million, and we experienced one-time costs in the fourth quarter because of the move to our new facility and the odd lot buy back program.

Behind the flat results, however, there were some good internal achievements: in improving the efficiency of our operations:

1. We increased total collection revenues by capitalizing on the increased volume of accounts we have available to collect;
2. We used our existing infrastructure to collect a greater dollar volume of accounts; and
3. We continued to reduce variable costs required to collect each dollar of revenue.

Furthermore, in 2007 we have begun to implement a plan designed to increase our collection efficiencies further, so as to raise total revenue while reducing variable costs as a percentage of revenue. We plan to do this by a three-pronged strategy:

1. Collecting debt owned by others. In our industry this is called "third party" debt collection. In this way, we can keep our collectors busy without having to buy as many accounts as would otherwise be needed.
2. Increasing our legal collection revenues by identifying and pursuing legal action sooner than prior years; and
3. Continuing to reduce variable costs required to collect each dollar of revenue by being more selective of the accounts we expend collection efforts on.

In addition, we continue to search for "greenfield" opportunities, i.e., other previously untapped supplies of new debt in addition to credit card charge offs. We will proceed cautiously, maintaining our conservative approach to ensure that we purchase the most enterprising and profitable portfolio available.

Market prices for new credit card debt stabilized in the later part of 2006, but they have remained high so far this year. Thanks to progress in achieving greater efficiencies, we have decided to maintain the quarterly distribution for the time being. But the Board will continually monitor the company's revenue, costs, and availability of investment capital, in deciding whether distributions should be maintained or suspended. We are very mindful of our unit holders' interests, both in receiving regular distributions and in maintaining the viability and value of the company. We will do our best, as your fiduciary representatives, to make prudent decisions. We believe that our business model continues to be sound and sustainable in the existing competitive market place. Our management team is putting forth skillful and dedicated effort and the Board is monitoring performance and revising strategy to protect and promote all of our interests.

We hope you will take time to examine our report. You can find further information in our filings posted on the SEC's website at www.sec.gov.com.

With best wishes,

Lester T. Bishop and Larisa Gadd
For the Board of Directors

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

This letter includes forward-looking statements based upon our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "likely" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements.

Unless we say otherwise, references in this document to "we", "us" or "our" refer to Performance Capital Management, LLC and its wholly-owned subsidiary, Matterhorn Financial Services, LLC.

FORWARD-LOOKING STATEMENTS

Except for the historical information presented in this document, the matters discussed in this annual report, and specifically in the sections entitled "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," or otherwise incorporated by reference into this document contain "forward-looking statements" (as such term is defined in the Private Securities Litigation Reform Act of 1995). These statements can be identified by the use of forward-looking terminology such as "believes," "plans," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. The safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, apply to forward-looking statements made by us. Readers are urged not to place undue reliance on these forward-looking statements due to their inherent uncertainty. These forward-looking statements involve risks and uncertainties, including those statements incorporated by reference into this annual report. The actual results that we achieve may differ materially from any forward-looking projections due to such risks and uncertainties. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. Readers are urged to carefully review and consider the various disclosures made by us in this annual report and in our reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

DESCRIPTION OF BUSINESS

OVERVIEW

We acquire assets originated by federal and state banking and savings institutions, loan agencies, and other sources, for the purpose of generating income and cash flow from collecting or selling those assets. Typically, these assets consist of charged-off credit card contracts. These assets are typically purchased and sold as portfolios. We try to purchase portfolios at a substantial discount to the actual amount of money that they will ultimately produce, so that we can recover the cost we pay for the portfolio, repay funds borrowed to purchase portfolios, pay our collection and operating costs and still have a profit. In January 2007 we started a third-party collection program to engage in the collection of debt on behalf of other parties, whereby we earn fees contingent upon the amount we collect. We will enter into third-party collection arrangements that we believe will increase our collection efficiency by generating enough income in fees to cover our costs to collect the third-party debt, defray variable collection costs incurred from collecting our own portfolios and thereby increase our collection efficiency.

ORGANIZATIONAL HISTORY

We conduct our business through Performance Capital Management, LLC, a California limited liability company formed January 14, 2002. On April 29, 2004, we formed Matterhorn Financial Services LLC ("Matterhorn"), a wholly-owned subsidiary that owns certain portfolios purchased using a loan facility with Varde Investment Partners, L.P. ("Varde"). As discussed in more detail throughout the description of our business, using Varde's capital to acquire portfolios affects our operational structure as well as our financial structure. Varde has a first priority security interest in all the assets of Matterhorn securing repayment of its loans to Matterhorn.

Performance Capital Management, LLC succeeded to the assets and liabilities of six entities pursuant to a plan of reorganization that was confirmed and finalized by a U.S. bankruptcy court effective February 4, 2002. For all practical purposes, we consider February 4, 2002, to be the inception of our business.

Performance Capital Management, LLC succeeded to the assets and liabilities of five California limited partnerships and one California corporation:

- Performance Capital Management, Inc., a California corporation;
- Performance Asset Management Fund, Ltd., a California limited partnership;

- Performance Asset Management Fund II, Ltd., a California limited partnership;
- Performance Asset Management Fund III, Ltd., a California limited partnership;
- Performance Asset Management Fund IV, Ltd., a California limited partnership; and
- Performance Asset Management Fund V, Ltd., a California limited partnership.

We refer to each of the limited partnerships by its fund number; for example, we refer to Performance Asset Management Fund III, Ltd., as "PAM III". We refer to all of the limited partnerships as a group as the "PAM Funds".

Performance Capital Management, Inc. and the PAM Funds, which were then controlled by an individual no longer affiliated with us, filed separate voluntary bankruptcy petitions on December 22 and 23, 1998. On motion by the California Department of Corporations, the bankruptcy court replaced the debtor-in-possession with a trustee on December 30, 1998.

Prior to the bankruptcy filings, the PAM Funds raised approximately $57.4 million, of which approximately $49 million was used to purchase loan portfolios. The PAM Funds typically purchased these credit card portfolios from Performance Capital Management, Inc., often at a substantial mark-up over Performance Capital Management, Inc.'s purchase price. Performance Capital Management, Inc. also collected the portfolios under joint venture agreements with the PAM Funds. Each PAM Fund's return was based on the performance of the portfolios that it purchased. Performance Capital Management, Inc.'s fees for collection services were reasonable given industry standards, but the loan portfolio mark-ups and the management fees charged to the PAM Funds were not.

By early 2001, the bankruptcy trustee concluded that a viable business existed if the unreasonable mark-ups and management fees were eliminated, and he set out to develop a plan to reorganize Performance Capital Management, Inc. and the PAM Funds. Under the plan, our parent business entity, Performance Capital Management, LLC, issued "LLC units" to the PAM Funds, which were then distributed to the investors in the PAM Funds in February 2003. We issued LLC units to the PAM Funds based on the gross dollars (approximately $57.4 million) the investors had invested in the respective PAM Funds. Our Operating Agreement calls for us to make pro rata cash distributions to investors based on their unreturned capital until all investors receive their full capital investment back without interest. As of our February 4, 2002, inception, we had approximately $38 million of unreturned capital (certain investors had received approximately $19.3 million of payments from the various PAM Funds prior to the bankruptcy filings). Note 1 to our financial statements provides financial details concerning the relative amounts of capital raised and capital returned for each of the PAM Funds. Following our February 4, 2002, emergence from bankruptcy, we made a $12 million distribution required by our plan of reorganization, leaving us with approximately $26 million of unreturned capital to distribute to our investors. For the last four years, we have made regular quarterly distributions to our investors. After all investors' capital investments are paid back, any further distributions are to be made based on LLC units.

Due to a settlement approved by the bankruptcy court, the owners of Performance Capital Management, Inc. did not become investors in our business entity, Performance Capital Management, LLC. Our investors consist only of those people who invested in the PAM Funds, or their successors-in-interest.

INDUSTRY OVERVIEW

Some portion of all consumer lending transactions end up with the debtor not honoring their payment obligations. Default rates vary depending on the type of obligation, the originator of the credit and other factors, but "bad debt" is a fact of life in consumer lending.

Beginning in the late 1980s, the financial services industry, specifically the banking and savings and loan industry, underwent numerous changes due to significant losses incurred during the 1980s. The strain on the Federal Savings and Loan Insurance Corporation ("FSLIC") as a result of those losses caused not only the dissolution of the FSLIC, but also a massive government bailout. Billions of dollars in taxpayer loans were granted to regulators to assist in paying depositors, as well as providing the capital necessary to clean up the industry. This situation, better known as the "savings and loan crisis", forced the restructuring of the entire federal banking and savings and loan industry.

In an attempt to curtail future losses, federal regulators revised requirements and regulations relating to the reporting of debtor obligations as assets. Enforcement of those revisions caused industry consolidation and invigorated a market for debtor obligations that were "charged-off". As a result of these regulations, after taking a loss on the "charge-off", lending institutions can show income by selling debtor obligations carried at no value on their balance sheets, instead of incurring further expense to run a personnel-intensive collection department. An institution liquidating off-balance sheet assets (i.e., those it has previously "charged-off") benefits to the extent that the proceeds from such a sale go directly to the cash account on the balance sheet without the removal of an on-balance sheet asset. The income from these sales is of course less than the original "charge-off", but the ability to liquidate portfolios of bad debt has become important both to the economics and the reporting obligations of lending institutions.

Participants in the collection industry generally classify bad debts based on the number of times a collection agency has worked a portfolio to try to collect it. Portfolios that an institution has just charged-off and that have never been worked by a collection agency are referred to as "fresh" paper. Portfolios that have been worked by one collection agency are referred to as "primary" paper. Similar terms describe paper worked by two (secondary), three (tertiary), four (quaternary) and more collection agencies. As a general rule, a purchaser of a portfolio will receive a greater percentage discount to the portfolio's face value as it becomes less "fresh".

Participants in the collection industry purchase portfolios either to collect them or to resell them. Many participants do both. A purchaser may perform the collection activity itself, or it may contract out that function. Some industry participants purchase portfolios principally with a view to reselling the portfolios. For example, a purchaser might acquire a large portfolio and then break it up into a number of smaller portfolios based on specific attributes for sale (such as the state in which the debtor resides). Other industry participants seeking to purchase bad debts with particular attributes would then purchase these targeted portfolios at a slight premium, returning a profit to the original purchaser.

During the fourth quarter of 2005 and the first quarter of 2006, analysts and participants in the debt-buying industry began to speculate whether charged-off debt is overpriced. The March 2006 issue of Kaulkin Ginsberg's Global Debt Buying Report reports that prices in the debt buying market doubled over the two years between 2003 and 2005. The February 2006 issue of Collections and Credit Risk focused on the influx of $350 million to $400 million of public and private capital the industry has seen since November 2002 - and the demands of that capital to be deployed to earn returns - as a primary cause of price increases. The article does not predict imminent price decreases, however, suggesting instead that capital will not exit the industry (and relieve price pressures) until debt buyers and collectors begin to report unfavorable operating results. This was the case in 2006 and we expect it to continue in 2007. An earlier article in the September 2005 issue of Collections and Credit Risk speculated whether at least part of the price increase is structural and whether prices will ever return to levels seen in the early years of this decade. Both articles seem to agree that both sellers and buyers are becoming increasingly sophisticated, and this trend may mean that portfolio pricing will become increasingly "efficient" from an economic standpoint, meaning that buyers and collectors will have to have competitive operating structures in order to be profitable in an environment of efficiently-priced portfolios.

The February 2006 article reported that "[p]ricing has gone up across the board by 60 to 80 percent in two years", citing that fresh chargeoffs that in normal times would sell at six cents on the dollar are now selling at nine to 12 cents on the dollar, and that accounts worked by three agencies are selling at double the price they should. As a result, buyers have had to abandon the old rule of thumb that they will collect three times the portfolio's purchase price in three years; instead settling for collecting two to two and a half times the portfolio's purchase price in three to five years.

The March 2006 article discusses the increasing size of portfolios being sold, which has resulted in smaller debt buying companies being priced out of the market. In order to compete, debt buyers must have access to greater funding or bid jointly on portfolios. It also forces buyers to acquire some accounts that may not be a buyer's primary reason for bidding on the portfolio. This has resulted in an increase in the sale of unwanted portions of portfolios on the secondary market. The consolidation among credit card companies is one contributing factor to the increasing size of portfolios. According to Craig Grube of Portfolio Recovery Associates, where there used to be 20 major sellers of credit card paper, there are now about seven major sellers.

The February 2006 article does not see a long-term problem with the supply of charged-off debt, observing that personal debt increased 7.5% (to a total of $10.3 trillion) from 2000 to 2004, while having increased only 6.5% in the preceding 20 years. According to the U.S. Federal Reserve Board, consumer credit has increased from $1.2 trillion at December 31, 1997, to $2.3 trillion at July 31, 2006. According to the May 2006 Nilson Report, a credit card industry newsletter, credit card charge-offs totaled more than $40.0 billion in 2005, up from $18.0 billion in 1995. The bankruptcy legislation that went into effect in October of 2005 has made it more difficult for debtors to obtain protection under Chapter 7. This has increased the supply of debt in the marketplace. The unanswered question is how pricing will be affected by these two countervailing factors: (1) the rate at which new charged-off debt becomes available for purchase; and (2) the magnitude of investment capital that remains deployed in the industry. These factors continued to affect pricing in 2006 and we believe will do the same in 2007.

MARKET FOCUS

We focus on acquiring portfolios that are not "fresh". We prefer to acquire primary, secondary or tertiary paper, based on our due diligence analysis of the obligations included in the portfolio. We acquire portfolios principally with a view to collect them, although we do sell certain portions of portfolios we purchase and then collect the balance of the portfolios. We anticipate that we will make most of our portfolio purchases in the coming year using our own funds but will also continue to use the credit facility we have established with Varde when we believe it to be financially prudent (discussed in more detail below).

We monitor the level of resources it takes to collect our various portfolios, so that we can determine when collecting a portfolio requires more resources than it returns in collections. Based on gathering this information, we can focus our collection efforts on those portfolios that we believe are most likely to provide positive returns. From time to time we sell some of our portfolios either to capitalize on market conditions, to dispose of a portfolio that is not performing or to dispose of a portfolio whose collection life, from our perspective, has run its course.

We have established the infrastructure to collect portfolios. On average we have the equivalent of between 40 and 50 full-time employees who man phones contacting debtors utilizing our "predictive dialing" telecommunications system (a "dialer"). The dialer helps to ensure that our collectors spend their time on the phones talking to debtors, not dialing numbers trying to reach them. Because we collect portfolios, we have developed an experience history that helps us predict what the ultimate value of a portfolio will be. We have a sophisticated data base to maintain our experience history that allows us to manipulate variables to assist our due diligence process when we acquire a new portfolio. We believe that collecting our portfolios reinforces our ability to realistically assess the price we should pay when we purchase additional portfolios.

One way that we plan to increase utilization of our collection infrastructure in 2007 is by serving as a third-party collection agency. We have started a program within Performance Capital Management to collect debt owned by others for a fee. We entered into a third-party collection arrangement and began collecting debt owned by another party in January of 2007. Third-party debt collection arrangements are generally commission-based. We will enter into third-party collection arrangements that we believe will increase our collection efficiency by generating enough income in fees to cover our costs to collect the third-party debt and defray variable collection costs incurred from collecting our own portfolios. Through third-party collections, we intend to bring in fresh accounts for our collectors to work in addition to collecting our and Matterhorn's portfolios. We do not yet know how effective this line of business will be at offsetting a leveling off of portfolio purchases in 2006 and 2007. Our success is largely dependent upon the volume of such arrangements we are able to secure and the quality and types of debt we service for third parties. If the portfolios have been heavily worked or we are not experienced at collecting the type of debts being serviced, we may not generate income from such third party collections in excess of our costs to collect the debt.

PORTFOLIO ACQUISITION

Originating lenders or portfolio resellers typically sell loan accounts in bulk portfolios that range in size from tens of thousands to multi-hundred million dollars in outstanding principal balances. These portfolio sales primarily consist of a large quantity of charged-off credit card contracts, and to a lesser extent automobile deficiencies, secured and unsecured consumer installment loans, commercial loans, and other forms of indebtedness. Although we typically collect a relatively small percentage of the total outstanding principal balances of most of the portfolios we purchase, we purchase most of our portfolios at significant discounts from the balance actually owed by debtors that, coupled with effective collection efforts, permit us to collect more cash than we pay for our portfolios.

Based on our purchasing patterns and practices, institutions selling distressed indebtedness recognize us as a reliable and competent purchaser of portfolios. The credit facility we entered into with Varde (discussed in more detail below) provides additional credibility with sellers of distressed indebtedness. We rely on our own contacts and relationships to acquire portfolios, as well as utilizing outside brokers. Varde has also provided leads for portfolio purchases, and we expect that Varde will remain a source of intelligence for portfolio availability. The Varde facility has made it possible for us to purchase larger denomination portfolios, which we believe have better pricing and quality characteristics than some of the smaller denomination portfolio purchases that had historically comprised most of our purchases. This flexibility has been particularly important in light of the recent pricing pressures on portfolio purchasers. If the trend of higher prices for lesser quality paper continues in 2007, we anticipate using the Varde facility on a more limited basis than we have in the past. We will review portfolios on a portfolio-by-portfolio basis to determine if using the Varde credit facility to purchase a portfolio will generate a return sufficient to recover the cost we pay for the portfolio, repay funds borrowed to purchase the portfolio, pay our collection and operating costs and still have a profit.

Consistent with industry practice, we acquire portfolios without recourse to the seller of the portfolio. In some instances, however, our portfolio purchase agreements allow us to return certain unqualified accounts to the seller within a specified time period. After acquiring a portfolio, we conduct a detailed analysis to determine which accounts in the portfolio are unqualified. Examples of unqualified accounts are bankrupt debtors, debtors who have died, debt created by identity fraud or theft and debt paid off prior to sale of the portfolio. Accounts returned to sellers for the fiscal years ended 2006 and 2005 were approximately $909,000 and approximately $368,000, respectively.

Upon contacting or being contacted by a potential seller of portfolios, we generally request certain data for due diligence purposes. We analyze a variety of data as part of our due diligence process, including:

- the mix of the states in which the debtors are located;
- the average balances outstanding in the portfolio;
- the age of the indebtedness in the portfolio;
- the types of indebtedness in the portfolio (i.e., credit card versus automobile, etc.);
- the originating lender of the indebtedness;
- the availability of documentation for the indebtedness;
- the date of the last payment on the indebtedness; and
- any prior attempts at collecting the portfolio.

As sellers of portfolios have become more sophisticated regarding the quality of the accounts included in the portfolios they sell, the due diligence analysis assumes increased importance. We believe that the sophistication of sellers has resulted in an increase in lesser quality paper being available for purchase at higher prices. By completing the due diligence process and considering the pertinent information regarding a potential portfolio acquisition, we believe we develop a good approximation of the value of the portfolio. We then offer to purchase the portfolio on terms that we believe will enable us to recover the purchase price of the portfolio, repay funds borrowed to purchase portfolios, pay our collection and operating costs and have a profit left over.

We purchase our portfolios for cash. If we use the Varde facility to acquire a portfolio, we and Varde provide our wholly-owned subsidiary Matterhorn with the funds needed to purchase the portfolio. Varde then has a first priority security interest in the acquired portfolio, which is owned by Matterhorn. In 2007, we anticipate that we will continue to purchase portfolios for our own account using our own cash resources, with our parent operating company, Performance Capital Management, LLC, owning those portfolios. Varde does not have a security interest in portfolios owned by Performance Capital Management. In some cases, we resell portions of portfolios purchased by Performance Capital Management and, with Varde's consent, of portfolios purchased by Matterhorn. During 2006, Performance Capital Management purchased approximately $2.9 million of new portfolios and Matterhorn purchased approximately $1.3 million, net of the rebalancing transactions that occurred in January of 2006 (discussed below). During 2005, Performance Capital Management purchased approximately $1.8 million of our new portfolios and Matterhorn purchased approximately $9.7 million. Approximately $5.4 million of Matterhorn's purchases occurred in one transaction on December 30, 2005, which we conducted on a tight time line in order to accommodate the seller's desire to close the transaction in 2005. During January 2006, with Varde's consent, we rebalanced the purchase by paying off approximately $750,000 of the note due to Varde in exchange for Matterhorn transferring a like amount of the portfolio to Performance Capital Management and by selling approximately $461,000 of the portfolio to a third party and using the proceeds to further pay down the note due to Varde. These rebalancing transactions are reflected in the portfolio purchases and sales figures for 2006. Had these rebalancing transactions occurred in conjunction with the December 30, 2005 transaction, during 2005 Performance Capital Management would have purchased approximately $2.5 million of our new portfolios and Matterhorn would have purchased approximately $8.5 million of our new portfolios.

On July 13, 2004, effective June 10, 2004, we entered into a definitive Master Loan Agreement with Varde, a well-known participant in the debt collection industry, to augment our portfolio purchasing capacity using capital provided by Varde. The following list summarizes some of the key business points in our agreement with Varde:

- The facility provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term;
- Varde is not under any obligation to make a loan to us if Varde does not approve of the portfolio(s) we propose to acquire and the terms of the acquisition;
- Varde has the right to participate in any proposed acquisition of a portfolio by us in excess of $500,000 pursuant to a right of first refusal; and
- We must agree with Varde on the terms for each specific advance under the loan facility, including such material terms as (a) the relative sizes of our participation and Varde's in supplying the purchase price; (b) the amount of servicing fees we will receive for collecting the portfolio; (c) the rates of return on the funds advanced by Varde and us; and (d) the split of any residual collections after repayment of the purchase price (plus interest) to Varde and us and payment of servicing fees.

We will never have outstanding indebtedness of the full $25 million at any one time, due to the cumulative nature of the facility. We have created Matterhorn, a wholly-owned subsidiary, to serve as the entity that will purchase portfolios under the loan agreement with Varde. Varde has a first priority security interest in all the assets of Matterhorn securing repayment of its loans and payment of its interest in residual collections. Performance Capital Management has entered into a Servicing Agreement with Matterhorn as part of the agreement with Varde, and Varde has a security interest in Matterhorn's rights to proceeds under the Servicing Agreement. Under the Servicing Agreement, Performance Capital Management will collect the portfolios purchased by Matterhorn in exchange for a fee that will be agreed upon prior to the funding of each individual financing by Varde. Performance Capital Management has also guarantied certain of Matterhorn's operational obligations under the loan documents. Varde may exercise its rights under its various security interests and the guaranty if an event of default occurs. These rights include demanding the immediate payment of all amounts due to Varde, as well as liquidating the collateral. A failure to make payments when due, if not cured within five days, is an event of default. Other events of default include:

- Material breaches of representations and warranties;
- Uncured breaches of agreements having a material adverse effect;
- Bankruptcy or insolvency of Performance Capital Management or Matterhorn;
- Fraudulent conveyances;
- Defaults in other debt or debt-related agreements;
- Failure to pay judgments when due;
- Material loss or damage to, or unauthorized transfer of, the collateral;
- Change in control of Performance Capital Management;
- Termination of Performance Capital Management as the Servicer under the Servicing Agreement; and
- Breach of Varde's right of first refusal to finance portfolio acquisitions.

When we identify a portfolio we would like to acquire using the loan facility, Matterhorn will make a proposal to Varde, specifying, among other things:

- Total cost of the portfolio(s), including closing costs and amortized expenses;
- Proportions of the total cost to be funded by Varde and us;
- Percentage of collections to be paid to Performance Capital Management as a servicing fee;
- Rates of return on the funds advanced by Varde and us; and
- Proportions of residual collections to Varde and Matterhorn after payment of the preceding four items.

When we make a proposal to Varde, Varde has the opportunity to conduct its own due diligence concerning the portfolio(s). Varde may accept our proposal, with or without modifications, in a commitment that will specify the number of days the commitment remains open. Varde has no obligation to accept a proposal and may reject a proposal for any reason or for no reason. Before Varde advances any funds, we must satisfy, or Varde must waive, certain conditions set forth in the agreement.

PORTFOLIO PROCESSING

Once we acquire a portfolio, we primarily focus on collecting it, although we frequently sell certain portions of portfolios we purchase and then collect the balance of the portfolio. In most instances we will limit these resales of certain portions of portfolios to those we acquire using solely our own funds, and use those resales to ensure that the retained portion of the portfolio conforms to our size, pricing and collectibility parameters. In certain Matterhorn purchases, we have obtained Varde's consent to sell a portion of Matterhorn's portfolio acquisition and to apply the proceeds to a paydown of the note due to Varde in connection with the purchase. In addition, from time to time we sell some of our portfolios, either to capitalize on market conditions, to dispose of a portfolio that is not performing or to dispose of a portfolio whose collection life, from our perspective, has run its course. When we engage in these sales, we continue collecting the portfolio right up until the closing of the sale. For any portfolios acquired using Varde capital, we must obtain Varde's consent for any sale.

Collecting a portfolio involves a rigorous campaign to locate and contact the maximum number of individual debtors. We attempt to locate individual debtors by continuously utilizing data from various third-party data bases. Once we contact a debtor, our collection representative begins negotiating various payment and settlement options. These options can include payments in full for all outstanding obligations, discounted settlements, short-term payment plans or "re-writes" of the underlying obligation into a new contract. Because the cost basis for each account is usually only a fraction of the debt obligation, our collection representatives can usually offer more attractive settlement and payment options to individual debtors than the originating lender or contingent collection firms that have to share recoveries with the owner of the debt.

We collect the majority of the portfolios we acquire. Sometimes, however, we send portfolios (or portions of portfolios) to third-party collection agencies. We employ a strategy that uses contingency collection agencies, which receive a contingency fee for each dollar collected. We use these agencies where we believe they can collect better or less expensively on certain accounts. These include, among others, accounts that generally have low collection expectations, such as, accounts with small balances or with limited consumer contact information. We use our collection resources wisely and efficiently by not deploying resources on portfolios where the prospects of collection are remote and the costs to collect the accounts exceed the revenue generated by the accounts. For example, for accounts where the debtor is currently unemployed, overburdened by debt, incarcerated, or deceased no collection method of any sort is assigned at that time.

We have a fully operational collection facility employing, on average, the equivalent of between 40 and 50 full-time collectors who man phones contacting debtors utilizing the dialer. We have computer technology and equipment that aid in the collection of charged-off consumer debt portfolios. We utilize collection DAKCS software and a dialer to maximize the efficiency of our collectors by automatically sifting out calls where a live person does not answer, enabling our collectors to spend their time talking to live debtors rather than dialing numbers where there is no answer, a busy signal or an answering machine. Our DAKCS/dialer system has the flexibility to control for all types of variables in the way it places calls, for example, being sensitive to the effect of time zones and controlling for particular state laws that impose blackout times. We believe that this technology, which is industry-standard for sophisticated collectors, provides us with the ability to compete effectively in the collection industry.

We also resort to legal process to aid in collecting our portfolios when the circumstances of a particular account warrant. We do not have a set policy regarding when to initiate legal process; we exercise our judgment based on a variety of factors to determine when we believe using legal process is appropriate.

We believe our current collection infrastructure could handle a greater volume of accounts. We view our material fixed costs as:

- Payroll for administrative staff;
- Rent;
- Computer maintenance;
- Professional services; and
- Insurance.

We do not believe these costs will increase substantially if we substantially increase the volume of accounts that we collect. We expect our purchases of portfolios in 2007 to be comparable to those made in 2006. In addition to purchasing and servicing our own portfolios, we plan to enter into fee-based arrangements to collect portfolios on behalf of third parties. We will enter into third-party collection arrangements that we believe will increase our collection efficiency by generating enough income in fees to cover our costs to collect the third-party debt, defray variable collection costs incurred from collecting our own portfolios and thereby increase our collection efficiency. If we are successful at increasing the volume of accounts we collect, we believe the following costs, which we view as variable, may increase depending upon whether we use our own or the Varde credit facility to purchase the portfolios and whether we have excess capacity in our current collection infrastructure to support the increased volume of accounts:

- Payroll for additional collectors;
- Collection communication costs (principally telephone and postage);
- Collection agencies or third-party collection attorneys; and
- Repayment of borrowed funds.

Although repayment of borrowed funds is not technically a cost for purposes of our statement of operations, we view it as a variable cost of collection because the rate at which we repay the principal on Varde loans depends on the collections of the financed portfolio and we must repay the entire loan for any given portfolio within two years.

Our agreement with Varde is the most important initiative we have undertaken to leverage our infrastructure resources. We plan to continue to use the Varde facility to obtain an increased volume of accounts to provide increased total revenues from collections that will outpace the corresponding increase in variable costs. We also believe that using the Varde facility permits us to acquire larger denomination portfolios. We believe that some of these larger denomination portfolios have pricing and quality characteristics that are difficult to find in the smaller denomination portfolios we had previously acquired. As we previously discussed, by combining our resources with Varde's, our subsidiary Matterhorn acquired approximately \$2.3 million of new portfolios during 2004, approximately \$9.7 million of new portfolios during 2005 (approximately \$8.5 million during 2005 after the January 2006 rebalancing discussed above), and approximately \$1.3 million of new portfolios during 2006 (net of the rebalancing transactions that occurred in January of 2006). All of these Matterhorn portfolio purchases were done utilizing the Varde financing. We anticipate, based on current loan portfolio purchase prices, that we will be using the Varde facility on a more limited basis during 2007. We will, however, continue to acquire portfolios on our own that meet our criteria for generating net revenue. In addition to acquiring our own portfolios and acting as a third-party collection agency, we are looking at other collection strategies to increase our collection efficiency, such as expanding use of the judicial process to collect specific accounts determined to be suitable for such an approach and improving the accuracy and currency of debtor contact information contained in our databases.

A recent trend in the debt collection industry has been a rise in legal collections, which have longer time horizons but are expected to contribute to an increase in returns over two to five years. The method used to select accounts for legal collections is a critical component of a successful legal collections program. If accounts are accurately selected, overall collection efficiency should increase.

In the ordinary course of our business, we regularly initiate collection lawsuits, using our network of third party law firms, against debtors. Since 2005, we have undertaken a project to get authority to collect in each state where a license, exemption or other such registration is required to collect. We are currently authorized to collect in 48 states. As a result, we are now able to initiate collection lawsuits on our own behalf in those states, thereby internalizing the costs of such collections. We will, however, continue to utilize our network of third party law firms in cases where we determine that it is financially or strategically prudent. Where the demand for collection services warrants, we will also consider collecting accounts for third parties on a case-by-case basis if the economic returns to us seem reasonable.

COMPETITION

Most of the top 50 purchasers of bad debt maintain well-established collections operations and service and collect the bad debt that they purchase. A secondary source of competition for distressed debt portfolios is companies that buy debt in bulk and divide it up into smaller portfolios that are then resold to collection agencies, private investors and attorneys. Traditional collection agencies and attorneys purchase bad debt to diversify their operations and add debt they own to contingency collection work for others.

A number of national companies buy large portfolios and resell and/or attempt to collect on them for a certain period of time and then resell them. The Varde loan facility permits us to compete with these national companies, both because of the economic credibility the facility affords and because of the credibility an association with Varde affords within the industry. We also compete with some of these larger companies by joining together with other firms to bid on some large portfolio purchases. In any case, we have succeeded in buying national portfolios directly from original creditors.

The February 2006 issue of Collections & Credit Risk reported an estimate that $350 million to $400 million in public and private capital has been invested with debt purchasers since November 2002. The same article reported that credit card debt prices increased as much as 60 to 80 percent in the last two years. These general price increases have resulted in debt buyers cutting their profit expectations and lengthening the period over which they expect to collect their portfolios. This general increase in portfolio purchase prices reduces the expected rate of return on portfolios available for purchase and increases the focus on the cost to collect portfolios. It is possible that larger, better funded competitors able to achieve economies of scale will try to use their superior financial resources to acquire portfolios at these higher prices and drive smaller less well capitalized collectors such as us out of business. We have responded to these pricing pressures by augmenting our purchases from originating creditors with purchases on the secondary market. We must compete in this environment by continually seeking out quality sources of portfolios and conducting rigorous due diligence on those portfolios that we do purchase to ensure that we can recover the cost we pay for the portfolios, repay funds borrowed to purchase portfolios, pay our collection and operating costs and still have a profit.

The collections industry is highly fragmented and competitive. We believe some of our major competitors have continued to diversify into third party agency collections. In addition to competing with other third-party collection agencies, we will also be competing with credit grantors who each have unique mixes of internal collections, outsourced collections, and debt sales. The trend in the collections industry, however, is for credit grantors to sell portfolios rather than to manage contingency collections. We must compete in this environment by seeking out third party collection arrangements that we believe will offer favorable economic returns. Even if we are successful at securing third party collection arrangements, the portfolios we are collecting on behalf of a third party may consist of asset types in which we have little current experience or portfolios that have been heavily worked. Our limited experience with certain asset types and the quality of the paper may impair our ability to efficiently collect on these accounts. Consequently, we may not generate enough revenue in fees to cover our costs to collect the third-party debt, thereby reducing our collection efficiency.

INTELLECTUAL PROPERTY

We have licenses for the software used in our telecommunications and data base systems. We maintain our data base and our system for performing due diligence as trade secrets. We do not intend to seek any sort of copyright or business process patent protection. We have a policy in our employee handbook that prohibits employees from disclosing trade secrets as a condition of employment.

GOVERNMENT REGULATION

Federal and state statutes establish specific guidelines and procedures that debt collectors must follow when collecting consumer accounts. Our policy is to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. Our failure to comply with these laws could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities. Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors, and the relationship between customers and credit card issuers. Significant federal laws and regulations that are or may be applicable to our business as a debt collector include the following:

Fair Debt Collection Practices Act. Certain of our operations are subject to the Fair Debt Collection Practices Act, or FDCPA, and comparable statutes existing in many states. Under the FDCPA, a debt collector is restricted in the methods it uses to collect consumer debt. For example, a debt collector (1) is limited in communicating with persons other than the consumer about the consumer's debt, (2) may not telephone at inconvenient hours, and (3) must provide verification of the debt at the consumer's request. Requirements under state collection agency statutes vary, with most requiring compliance similar to that required under the FDCPA. In addition, some states and certain municipalities require debt collectors to obtain a license, exemption or other such registration before collecting debts from debtors within those jurisdictions. Our policy is to comply with the provisions of the FDCPA, comparable state statutes and applicable licensing requirements. Although many states do not require that debt owners obtain a license, exemption or other such registration to collect in the state, we believe that a number of states will act to require such compliance in the future. To safeguard against this possibility and to retain flexibility to collect for third parties if such an opportunity presents itself, we have undertaken a project to obtain authority to collect in each jurisdiction where a license, exemption or other such registration is required to collect on behalf of a third party. We have established policies and procedures to reduce the likelihood of violations of the FDCPA and related state statutes. For example, our account representatives receive training on these policies and must pass a test on the FDCPA, and our collectors work in an open environment that allows managers to monitor their interaction with debtors.

Fair Credit Reporting Act. In addition to the FDCPA, we are subject to the Fair Credit Reporting Act, or FCRA. The FCRA is a federal statute that regulates the activities of consumer reporting agencies, the users of reports, and those who furnish information to consumer reporting agencies, and provides rights to consumers affected by such reports. As a user of credit reports and a furnisher of information, we have developed policies and procedures to ensure compliance with the FCRA to reduce the likelihood of erroneous information reporting and to respond quickly to inquiries by credit agencies and account holders.

Gramm-Leach-Bliley Act. We are subject to the provisions of the Gramm-Leach-Bliley Act, as well as comparable privacy statutes existing in some states. This federal statute requires that we advise our debtors about our privacy policy the first time we contact them and once a year for every year that they remain one of our debtors. If we change our privacy policy, we must promptly notify our debtors of the change. This legislation requires that we annually provide our debtors with specific information about our privacy policy. We do not disclose non-public information about our debtors except as permitted by law. We do not sell or otherwise share information about our debtors with outside marketers.

Electronic Funds Transfer Act. We are also subject to the Electronic Funds Transfer Act. This act regulates the use of the Automated Clearing House, or ACH, system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association, or NACHA, and Uniform Commercial Code § 3-402. This act, the NACHA regulations, and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction. This act also gives consumers a right to sue institutions which cause financial damages as a result of their failure to comply with its provisions.

Telephone Consumer Protection Act. In the process of collecting accounts, we use automated predictive dialers to place calls to consumers. The Telephone Consumer Protection Act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.

Additionally, there are, in some states, statutes and regulations comparable to and in some cases more stringent than the above federal laws, and specific licensing, exemption or other such registration requirements that affect our operations. State laws may also limit credit account interest rates and the fees, as well as limit the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts. Adoption of new licensing requirements, or changing interpretations of existing requirements could restrict our ability to collect in states, subject us to increased regulatory regulations, or increase our costs.

Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because the debt we purchased was originated through credit transactions, such as the following laws, which apply principally to credit originators:

- Truth in Lending Act;
- Fair Credit Billing Act; and
- Equal Credit Opportunity Act.

Federal laws that regulate credit originators require, among other things, that credit issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit account that were a result of an unauthorized use of credit. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the debt, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account, and have a possible material adverse effect on us. Accordingly, when we acquire charged-off consumer debt, we contractually require credit originators to indemnify us against any losses caused by their failure to comply with applicable statutes, rules and regulations relating to the debt before they are sold to us.

Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted or amended, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the charged-off consumer debt.

We cannot ensure that some of the charged-off consumer debt was not established as a result of identity theft or unauthorized use of credit and, accordingly, we could not recover the amount of the charged-off consumer debt. As a purchaser of charged-off consumer debt, we may acquire debt subject to legitimate defenses on the part of the consumer. In general, for a period of 90 to 180 days after purchasing charged-off consumer debt portfolios, we are able to return to the seller of the portfolio by contract any unqualified accounts, which include bankrupt debtors, debtors who have died, debt created by identity fraud or theft, and debt paid off prior to sale of the portfolio.

EMPLOYEES

As of March 1, 2007, we had a total of 86 full-time employees and 3 part-time employees, classified as follows: 3 full-time executive officers; 21 full-time and 2 part-time administrative personnel; and 62 full-time, including supervisors, and 1 part-time collection personnel.

We believe that our ability to attract, hire, and retain qualified personnel now and in the future is important to our success. As discussed more fully in the section entitled "Risk Factors; We Experience High Employee Turnover Rates and May not be Able to Hire and Retain Enough Sufficiently Trained Employees to Support our Operations", our industry experiences high turnover rates for collection personnel. Our core group of collection personnel has remained fairly stable, but we still experience high turnover rates with new collection personnel. Given industry norms for turnover, we believe that our employee relations are good. None of our employees are represented by a collective bargaining unit.

RESEARCH AND DEVELOPMENT

We have had no research or development activities since inception.

ENVIRONMENTAL MATTERS

Our current operations do not involve activities that materially affect the environment. We dispose of ordinary hazardous substances commonly found in an office environment in substantial compliance with environmental laws.

RISK FACTORS

Please carefully consider the following risk factors in addition to the other information appearing in this Form 10-KSB and our other filings with the Securities and Exchange Commission.

WE MAY NOT BE ABLE TO COLLECT SUFFICIENT AMOUNTS ON OUR DEFAULTED LOAN PORTFOLIOS TO FUND OUR OPERATIONS

Our business primarily consists of acquiring and servicing loan portfolios that debtors have failed to pay and that the credit originator has deemed uncollectible and has charged-off. The credit originators generally make numerous attempts to recover on their defaulted loans, often using a combination of in-house recovery efforts and third-party collection agencies. These defaulted loans are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the defaulted loan portfolios and the costs of running our business.

WE MAY NOT BE ABLE TO PURCHASE CHARGED-OFF CONSUMER DEBT AT APPROPRIATE PRICES, AND A DECREASE IN OUR ABILITY TO PURCHASE DEBT COULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUE

If one or more credit originators stops selling charged-off consumer debt to us and we are otherwise unable to purchase charged-off consumer debt from credit originators at appropriate prices, we could lose a potential source of income and our business may be materially harmed.

The availability of charged-off consumer debt portfolios at prices that generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including the following:

- the continuation of current growth trends in the levels of debt obligations;
- continued sales of charged-off consumer debt portfolios by credit originators;
- continued growth in the number of industries selling charged-off consumer debt portfolios;
- competitive factors affecting potential purchasers and credit originators of charged-off debt, including the number of firms engaged in the collection business and the capitalization of those firms, that may cause an increase in the price we are willing to pay for portfolios of charged-off consumer debt or cause us to overpay for portfolios of charged-off consumer debt; and
- our ability to purchase portfolios in industries in which we have little or no experience with the resulting risk of lower returns if we do not successfully purchase and collect the debt.

Because of the length of time involved in collecting charged-off debt on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

Although we do not currently have any forward flow contracts committing a debt seller to sell a steady flow of charged-off consumer debt to us, we have entered into such contracts in the past and may do so in the future depending upon market conditions. To the extent our competition enters into forward flow contracts, the pool of portfolios available for purchase is diminished. In addition, if we elect to enter into forward flow contracts, we would be obligated to purchase debt for a fixed percentage of the face amount and, consequently, our results of operations could be negatively impacted if the fixed percentage is in excess of the appropriate market value.

LIMITED OPERATING HISTORY

We have only been operating as a consolidated entity since February 2002, when we emerged from bankruptcy. Our business model continues to evolve with each year of operating experience as we respond to pressures in the marketplace. Our limited operating history means we do not have the benefit of the many years of experience that some other companies have and can use to modify their business plans and optimize their business strategies. Our limited operating history makes an evaluation of our business and prospects difficult.

OUR GROWTH AND OPERATING RESULTS COULD BE IMPAIRED IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL NEEDS

Our ultimate success depends on our ability to continue to generate revenue through our operations. If our operations are impaired for any reason, including if the Varde loan facility is not available to supply working capital for operations and we do not have another source of funding readily available to fund our continued operations, we may be unable to meet our future capital needs. In addition, we have distributed some capital to our members each of the past twelve quarters. If we encounter some impairment in our ability to operate, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If unavailable, our operations could be severely limited, and we may not be able to implement our business plan in a timely manner or at all. We may not be able to access capital markets due to the lack of liquidity of our securities. If equity financing is used to raise additional working capital, the ownership interests of our existing LLC unit holders will be diluted.

ANY RUPTURE IN OUR RELATIONSHIP WITH VARDE COULD DAMAGE OUR OPERATIONS BY UNDERMINING OUR INFRASTRUCTURE LEVERAGING STRATEGY AND DAMAGING OUR REPUTATION WITHIN THE INDUSTRY

Our relationship with Varde includes the credit facility and the improved access to quality portfolios that our association with Varde provides. We rely on this relationship with Varde to ensure that we will purchase a steady stream of new portfolios that will enable us to leverage our infrastructure. Our relationship with Varde could suffer from any one of a number of factors, including:

- We could default on our obligations under the credit facility;
- Varde could refuse to fund purchases of portfolios we would like to purchase; or
- Varde could disagree with our conservatism in purchasing new portfolios and refuse to make any new advances under the credit facility.

These circumstances could result in the following effects on our operations:

- In the case of default, Varde could seize Matterhorn's assets, which consist of portfolios into which we have invested a substantial amount of our own capital;
- We could not sustain levels of portfolio purchasing that would maximize return on our infrastructure; or
- We could suffer damage to our reputation in the industry, intensifying any difficulty we might otherwise have maintaining levels of portfolio purchasing that would maximize return on our infrastructure.

Any of these effects would severely limit our ability to generate the level of collections that we believe our fixed costs can support. In addition, we would have to reduce our variable collection costs, principally by terminating collection personnel, unless we enter into third-party collection arrangements which may offset some of the decline in the volume of accounts we collect. These steps may reduce our collection efficiency, and we might find it difficult to recover quickly from the damage to our reputation as an employer. Overall, these effects would lead to reduced revenues and lower margins, and could place us at risk of our revenues not covering costs if we could not reduce costs quickly enough.

WE MAY NOT BE ABLE TO MAKE FUTURE DISTRIBUTIONS AND OUR INVESTORS MAY NOT RECOVER THEIR ENTIRE CAPITAL CONTRIBUTIONS

Despite the directive in our Operating Agreement requiring us to make sufficient distributions to our LLC unit holders to ensure a full return of their capital contributions to the PAM Funds, our operations may not produce enough income to enable us to make those distributions. In such a case, our LLC unit holders may not recover the full amount of their investments in the PAM Funds. By making some distributions to our LLC unit holders each quarter, we may not have enough financial resources available to purchase portfolios at a level that would permit us to build the aggregate fair value of our portfolios. If we cannot continue to build our portfolios' aggregate fair value, we may not be able to cover our operating costs and make future distributions, resulting in our investors not recovering their entire capital contributions.

THERE IS NO MARKET FOR OUR SECURITIES AND OUR OPERATING AGREEMENT RESTRICTS THE TRANSFER OF OUR SECURITIES

There is no trading market for our securities at present and there has been no trading market to date. We are not planning and do not intend to facilitate the development of a trading market for our securities. The ability to sell LLC units is also restricted by our Operating Agreement. These factors make our securities very illiquid.

WE EXPERIENCE HIGH EMPLOYEE TURNOVER RATES AND MAY NOT BE ABLE TO HIRE AND RETAIN ENOUGH SUFFICIENTLY TRAINED EMPLOYEES TO SUPPORT OUR OPERATIONS

The debt servicing and collection industry is very labor intensive and, similar to other companies in our industry, we typically experience a high rate of employee turnover for our collection personnel. Our annual turnover rate for our collection personnel who man phones contacting debtors utilizing the dialer, excluding those employees that do not complete our eight-day training program, was 100%. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our charged-off consumer debt. If this were to occur, we would not be able to service our charged-off debt portfolios effectively and this would reduce our ability to continue our growth and operate.

WE SERVE MARKETS THAT ARE HIGHLY COMPETITIVE AND MAY BE UNABLE TO COMPETE WITH BUSINESSES THAT MAY HAVE GREATER RESOURCES THAN WE HAVE

We face competition in the market we serve from new and existing providers of debt collection management services, including other purchasers of defaulted loan portfolios, third-party contingent fee collection agencies and credit originators that manage their own defaulted credit rather than outsourcing it. The debt collection industry is highly fragmented and competitive, consisting of several thousand consumer and commercial agencies, most of which compete in the contingent fee business.

We face bidding competition in our acquisition of charged-off debt portfolios, and we also compete on the basis of reputation, industry experience and performance. Some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in the industry than we currently have. In the future, we may not have the resources or ability to compete successfully. As there are few significant barriers for entry to the industry, there can be no assurance that additional competitors with greater resources than ours will not enter our market. Moreover, there can be no assurance that institutions will continue to sell their defaulted debt at recent levels or at all, or that we may continue to offer competitive bids for defaulted debt portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted debt portfolios at appropriate prices and reduced revenues.

WE MAY NOT BE SUCCESSFUL AT ACQUIRING DEFAULTED LOANS OF NEW ASSET TYPES

We may pursue the acquisition of defaulted loan portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of defaulted loans of these asset types and our limited experience with these asset types may impair our ability to collect on these loans. This may cause us to pay too much for these loans and consequently we may not generate a profit from these portfolio acquisitions.

OUR COLLECTIONS MAY DECREASE IF BANKRUPTCY FILINGS INCREASE

Under certain bankruptcy filings, a debtor's assets are sold to repay credit originators, but since the charged-off consumer debt we purchase is generally unsecured we often would not be able to collect on those loans. We cannot ensure that our collections experience would not decline with an increase in bankruptcy filings. If our actual collection experience with respect to a defaulted debt portfolio is significantly lower than projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

WE MAY NOT BE ABLE TO CONTINUALLY REPLACE OUR DEBT PORTFOLIOS WITH ADDITIONAL DEBT PORTFOLIOS SUFFICIENT TO OPERATE EFFICIENTLY AND PROFITABLY

To operate profitably, we must continually acquire and service a sufficient amount of defaulted debt to generate revenue that exceeds our expenses and distributions. Fixed costs such as salaries and lease or other facility costs constitute a significant portion of our overhead and, if we do not continually replace the debt portfolios we service with additional portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional debt portfolios. These practices could lead to:

- low employee morale;
- fewer experienced employees;
- higher training costs;
- disruptions in our operations;
- loss of efficiency; and
- excess costs associated with unused space in our offices.

Furthermore, heightened regulation of the credit card and consumer lending industry may result in decreased availability of credit to consumers, potentially leading to a future reduction in defaulted debt available for purchase from credit originators. We cannot predict how our ability to identify and purchase debt and the quality of the debt would be affected if there is a shift in consumer lending practices, whether caused by changes in the regulations or accounting practices applicable to credit originators, a sustained economic downturn or otherwise.

WE MAY NOT BE SUCCESSFUL AT SECURING OR GENERATING NET RETURNS FROM THIRD PARTY COLLECTIONS ARRANGEMENTS

The third party collections industry is highly fragmented and competitive. Some of our competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in the industry than we currently have. We may not have the resources or ability to compete successfully. As there are few significant barriers for entry to the industry, there can be no assurance that additional competitors with greater resources than ours will not enter our market. Even if we are successful at securing third party collection arrangements, the portfolios we are collecting on behalf of a third party may consist of asset types in which we have little current experience or portfolios that have been heavily worked. Our limited experience with certain asset types and the quality of the paper may impair our ability to efficiently collect on these debts. Consequently we may not cover our collection costs from working the third party debt, our collection efficiency may go down, and we may be forced to reduce our collections infrastructure.

OUR OPERATIONS COULD SUFFER FROM TELECOMMUNICATIONS OR TECHNOLOGY DOWNTIME OR INCREASED COSTS

Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software or our backup systems would interrupt our business operations and harm our business. Our headquarters is located in a region that is susceptible to earthquake damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

Further, our business depends heavily on services provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations and harm our business.

WE MAY NOT BE ABLE TO SUCCESSFULLY ANTICIPATE, MANAGE OR ADOPT TECHNOLOGICAL ADVANCES WITHIN OUR INDUSTRY

Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis.

While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and collect charged-off consumer debt. We cannot ensure that adequate capital resources will be available to us at the appropriate time.

OUR SENIOR MANAGEMENT TEAM IS IMPORTANT TO OUR CONTINUED SUCCESS AND THE LOSS OF ONE OR MORE MEMBERS OF SENIOR MANAGEMENT COULD NEGATIVELY AFFECT OUR OPERATIONS

The loss of the services of one or more of our executive officers or key employees could disrupt our operations. We have employment agreements with David Caldwell, our Chief Operations Officer, William Constantino, our Chief Legal Officer, and Darren Bard, our Chief Information Officer. However, these agreements do not and will not assure the continued services of these officers. The 2002 employment agreements with our executive officers currently in effect have a term of five years, ending in July 2007, with automatic one-year renewals thereafter on an annual basis, unless either party gives notice to the other party at least ninety (90) days prior to the expiration of any such term, of the noticing party's intention not to renew the term of the agreement. Our success depends on the continued service and performance of our executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of one or more of our executive officers could seriously impair our ability to continue to acquire or collect on debt and to manage and expand our business. We do not currently maintain key man life insurance for our officers.

OUR ABILITY TO RECOVER OUR DEFAULTED DEBT PORTFOLIOS MAY BE LIMITED UNDER FEDERAL AND STATE LAWS

Federal and state laws may limit our ability to recover and enforce our debt portfolios regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on charged-off consumer debt portfolios we purchase if the credit card issuer previously failed to comply with applicable law in generating or servicing the charged-off consumer debt. Collection laws and regulations also directly apply to our business. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and collection on consumer credit card debt. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our debt portfolios and may harm our business. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of our debt portfolios. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our charged-off debt portfolios, which could reduce our profitability and harm our business.

RECENT LEGISLATIVE ACTIONS AND PROPOSED REGULATIONS WILL REQUIRE CORPORATE GOVERNANCE INITIATIVES, WHICH MAY BE DIFFICULT AND EXPENSIVE TO IMPLEMENT

To implement required corporate governance initiatives mandated by the Sarbanes-Oxley Act and the Securities and Exchange Commission, we may be required to enhance our internal controls, hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which would cause our general and administrative expenses to substantially increase. We also expect that the premiums we pay for directors' and officers' insurance policies will increase in the future as a result of higher claim rates incurred by insurers on other insured companies in recent years. These increased costs will adversely affect our operating results by increasing expenses by an amount that is significant for a company of our size. In addition, senior management's attention to our core business may be diverted by these initiatives, which could result in decreased collections.

WE ARE SUBJECT TO ONGOING RISKS OF LITIGATION, INCLUDING INDIVIDUAL AND CLASS ACTIONS UNDER CONSUMER CREDIT, COLLECTIONS, EMPLOYMENT AND OTHER LAWS

We operate in an extremely litigious climate and are currently, and may in the future, be named as defendants in litigation, including individual and class actions under consumer credit, collections, employment, securities and other laws. Defending a lawsuit, regardless of its merit, could be costly and divert management's attention from the operation of our business. The use of certain collection strategies could be restricted if class-action plaintiffs were to prevail in their claims. In addition, insurance costs continue to increase significantly and policy deductibles also have increased. All of these factors could have an adverse effect on our consolidated financial condition and results of operations.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE UNIT HOLDERS FROM BRINGING A LAWSUIT AGAINST THEM

Our Operating Agreement contains provisions that limit the liability of our directors for monetary damages and provide for indemnification of our officers and directors. These provisions may discourage LLC unit holders from bringing a lawsuit against our officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against our officers and directors even though such action, if successful, might otherwise have benefited the LLC unit holders. In addition, a LLC unit holder's investment in Performance Capital Management, LLC may be adversely affected to the extent that costs of settlement and damage awards against our officers or directors are paid by Performance Capital Management, LLC pursuant to the indemnification provisions of our Operating Agreement. The impact on a LLC unit holder's investment in terms of the cost of defending a lawsuit may deter the LLC unit holder from bringing suit against one of our officers or directors. We have been advised that the SEC takes the position that these provisions do not affect the liability of any officer or director under applicable federal and state securities laws.

MARKET FOR COMMON EQUITY, RELATED SECURITY HOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

MARKET

There is no trading market for our securities at present and there has been no trading market to date. We are not planning and do not intend to facilitate the development of a trading market.

HOLDERS OF RECORD

As of March 1, 2007, we had approximately 2,300 members, and one economic interest owner who is a non-voting LLC unit holder.

DISTRIBUTIONS

Our Operating Agreement calls for us to make pro-rata cash distributions to our members based on their unreturned capital (certain investors received approximately $19.3 million of payment from various PAM Funds prior to the bankruptcy filing) until all members receive their full capital investment back without interest. From February 4, 2002 (Inception) to December 31, 2006, we have made distributions to the members and economic interest owners totaling approximately $14.3 million. After all investor capital investments are paid back, any further distributions are to be made, as determined by our Board of Directors, in its sole and absolute discretion, pro rata based upon ownership of LLC units outstanding.

RECENT SALES OF UNREGISTERED EQUITY SECURITIES

We did not issue or sell any equity securities during the fiscal year ended December 31, 2006.

PURCHASES OF SECURITIES

We completed a procedure at the end of the fourth quarter 2004 authorized by our plan of reorganization to cancel the interests of members we have not been able to locate. Through delivery to last known addresses and public advertising in a national newspaper in April 2004, we attempted to notify approximately 41 people or entities listed as investors in the PAM Funds. At December 31, 2004, we cancelled ownership of approximately 7,055 LLC units in accordance with the procedure outlined in the reorganization plan. Also, related unreturned capital of approximately $305,000 was cancelled and approximately $152,000 of uncashed distribution checks were forfeited and returned to us. The $152,000 of unclaimed distributions was treated as an addition to members' equity at the end of the fourth quarter of 2004. During the first quarter of 2005, a total of 65 LLC units of the previously cancelled LLC units were reinstated. In the first quarter of 2006, 199 previously cancelled LLC units were reinstated due to an heir establishing ownership.

On November 10, 2006, we commenced a buy back program offering to repurchase LLC units from those LLC unit holders who owned a total of 99 or fewer LLC units. These LLC unit holders were given the option of selling all, but not less than all, of their LLC units back to Performance Capital Management at a price of $4.75 per unit. When the program commenced, approximately 1,100 LLC unit holders out of a total of 2,500 record LLC unit holders owned in aggregate 99 or fewer LLC units and such LLC unit holders owned a total of approximately 78,000 LLC units. The program expired on December 22, 2006, and resulted in the repurchase of 13,881 LLC units, which were purchased for a total of approximately $66,000. Other costs of the program totaled approximately $43,500. The following table summarizes the results of the buy back offering.

Period	Total Number of Units Purchased	Price Paid Per Unit	Total Number of Units Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Units that May Yet Be Purchased Under the Plans or Programs
November 10, 2006 to December 22, 2006	13,881	$4.75	13,881	None

(1) The above program was announced on November 10, 2006.

(2) The total dollar amount approved for the above program was $370,500.

(3) The expiration date of the above program was December 22, 2006.

(4) No further purchases shall be made under the above program.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements included herein. Certain statements contained herein may constitute forward-looking statements, as discussed at the beginning of this Annual Report on Form 10-KSB. Our actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in our filings with the Securities and Exchange Commission and in the subsection of Item 1 entitled "Description of Business; Risk Factors".

OVERVIEW

We acquire assets originated by federal and state banking and savings institutions, loan agencies, and other sources, for the purpose of generating income and cash flow from collecting or selling those assets. Typically, these assets consist of charged-off credit card contracts. These assets are typically purchased and sold as portfolios. We purchase portfolios using our own cash resources and funds borrowed from a third party. In 2007, we plan to enter into fee-based third-party collection arrangements in an effort to generate additional income and cash flow and to offset the expected decline in purchases of portfolios.

Before purchasing a portfolio, we conduct due diligence to assess the value of the portfolio. We try to purchase portfolios at a substantial discount to the actual amount of money that they will ultimately produce, so that we can recover the cost we pay for portfolios, repay funds borrowed to purchase portfolios, pay our collection and operating costs and still have a profit. We believe that market conditions currently make it difficult, although not impossible, to purchase portfolios at prices that will permit us to accomplish these objectives. We record our portfolios at cost based on the purchase price. We reduce the cost bases of our portfolios on a portfolio-by-portfolio basis based on collections, sales of some or all of the portfolio and impairment of net realizable value.

We frequently sell certain portions of portfolios we purchase, in many instances to retain those accounts that best fit our collection profile and to reduce our purchase commitment by reselling the others. We then collect those accounts we retain as a distinct portfolio. We do not generally purchase loan portfolios solely with a view to their resale, and for this reason we generally do not show portfolios on our balance sheet as "held for investment". From time to time we sell some of our portfolios either to capitalize on market conditions, to dispose of a portfolio that is not performing or to dispose of a portfolio whose collection life, from our perspective, has run its course. When we engage in these sales, we continue collecting the portfolio right up until the closing of the sale.

We earn revenues from collecting our portfolios and from selling our portfolios or portions of our portfolios. We recognize gross revenue when we collect an account and when we sell a portfolio or a portion of it. On our statement of operations, we reduce our total revenues by the cost basis recovery of our portfolios to arrive at net revenue. For collections, we reduce the cost basis of the portfolio dollar-for-dollar until we have completely recovered the cost basis of the portfolio. When we sell a portfolio or a portion of it, to the extent of remaining cost basis for the portfolio, we reduce the cost basis of the portfolio by a percentage of the original portfolio cost.

Our net revenues from portfolio collections may vary from quarter to quarter because the number and magnitude of portfolios where we are still recovering costs may vary, and because the return rates of portfolios whose costs we have already recovered in full may vary. Similarly, our net revenues from portfolio sales may vary from quarter to quarter depending on the number and magnitude of portfolios (or portions) we decide to sell and the market values of the sold portfolios (or portions) relative to their cost bases.

We refer to the discounted present value of the actual amount of money that we believe a portfolio will ultimately produce as the "fair value" of the portfolio. If we conduct our business successfully, the aggregate fair value of our portfolios should be substantially greater than the aggregate cost basis of our portfolios presented on our balance sheet. We must make assumptions to determine fair value, the most significant of which are the magnitude and timing of future collections and the discount rate used to determine present value. Because of the inherent uncertainty associated with predicting future events, our determinations of fair value at any particular point in time are only estimates, and actual fair value could ultimately vary significantly from our estimate.

In general, we expect increases in the cost basis of our portfolios presented on our balance sheet to accompany increases in portfolio fair value. The magnitude and timing of our collections could cause cost basis to decline in some quarters when fair value actually increases, however, because we "front-load" our cost basis recovery instead of matching portfolio cost basis recovery to revenue on a proportionate basis over the life of the portfolio. Our purchasing patterns could reinforce this divergence.

We plan to realize the difference between fair value and cost basis over time as we collect our portfolios. We generally collect our portfolios over periods of time ranging from three to seven years, with the bulk of a portfolio's yield coming in the first three years we collect it. If we succeed in collecting our portfolios and realize the difference between fair value and cost basis of our portfolios, we will recover the cost we paid for them, repay the loans used to purchase them, pay our collection and operating costs, and still have excess cash.

Our statement of operations generally will report proportionately low net revenues in periods that have substantial collections of recently purchased portfolios, due to the "front-loaded" cost basis recovery associated with new portfolios. As a result, during times of rapid growth in our portfolio purchases (and probably for several quarters thereafter), our statement of operations may show a net loss. As purchases slow and more collections come from older portfolios whose cost bases have been completely recovered, our statement of operations will begin to report net income, assuming our portfolios perform over time as anticipated and we collect them in an efficient manner. For the foreseeable future, we intend to continue seeking new large dollar-volume portfolio purchases using our loan facility with Varde.

Our operating costs and expenses consist principally of salaries and benefits and general and administrative expenses. Fluctuations in our salaries and benefits correspond roughly to fluctuations in our headcount. Our general and administrative expenses include non-salaried collection costs, telephone, rent and professional expenses. Fluctuations in telephone and collection costs generally correspond to the volume of accounts we are attempting to collect. Professional expenses tend to vary based on specific issues we must resolve.

BASIS OF PRESENTATION

We present our financial statements based on our February 4, 2002, emergence from bankruptcy being treated as the inception of our business. In our emergence from bankruptcy, we succeeded to the assets and liabilities of six entities that were in bankruptcy. The equity owners of the PAM Funds approved a reorganization plan under which the owners of the PAM Funds agreed to receive ownership interests in Performance Capital Management, LLC, in exchange for their ownership interests in the predecessor entities. Our consolidated financial statements include the accounts of our parent operating company, Performance Capital Management, LLC, and its wholly-owned special purpose subsidiary Matterhorn Financial Services LLC. All significant intercompany balances and transactions have been eliminated.

CRITICAL ACCOUNTING ESTIMATES

We present investments in portfolios on our balance sheet at the lower of cost, market, or estimated net realizable value. As discussed above, we reduce the cost basis of a portfolio on a proportionate basis when we sell a portion of the portfolio, and we treat amounts collected on a portfolio as a reduction to the carrying basis of the portfolio on an individual portfolio basis. When we present financial statements we assess the estimated net realizable value of our portfolios on a portfolio-by-portfolio basis, and we reduce the value of any portfolio that has suffered impairment because its cost basis exceeds its estimated net realizable value. Estimated net realizable value represents management's estimates, based upon present plans and intentions, of the discounted present value of future collections. We must make assumptions to determine estimated net realizable value, the most significant of which are the magnitude and timing of future collections and the discount rate used to determine present value. Once we write down a particular portfolio, we do not increase it in subsequent periods if our plans and intentions or our assumptions change.

We present the fair value of our portfolios only in the notes to our financial statements, not in the basic financial statements themselves. In order to understand our financial statements, the reader must understand the concepts involved in estimation of the fair value of our portfolios, as discussed in the section above entitled "Overview". Because of the inherent uncertainty associated with predicting future events, our determinations of fair value at any particular point in time are only estimates, and actual fair value could ultimately vary significantly from our estimate.

When we collect an account in a portfolio, we reduce the cost basis of the portfolio dollar-for-dollar until we have completely recovered the cost basis of the portfolio. We believe this method of accounting for the amortization of the purchase price of our portfolios is conservative and minimizes the effect of estimation on our results of operations. This policy has the effect of "front-loading" expenses, however, and may result in a portfolio initially showing no net revenue for a period of time and then showing only net revenue once we have recovered its entire cost basis. We have retained a consultant to conduct a study to determine whether we should continue using the cost recovery method of accounting for all of our portfolios or switch to a method that matches portfolio cost basis to revenue on a proportionate basis over the projected life of the portfolio. The accounting method used depends largely upon a determination of our ability to accurately project the timing and amount of collections for portfolios we acquire.

When we sell a portfolio or a portion of it, to the extent of remaining cost basis for the portfolio, we reduce the cost basis of the portfolio by a percentage of the original portfolio cost. Our policy does not take into account whether the portion of the portfolio we are selling may be more or less valuable than the remaining accounts that comprise the portfolio. We believe our policy, which is grounded in this objective measure for cost basis recovery, is preferable to a policy that would attempt to estimate whether a portion of a portfolio being sold is more or less valuable than the remaining accounts that comprise the portfolio, because our policy minimizes the effect of estimation on our results of operations.

As discussed in greater detail below, our credit facility with Varde provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term ending in July 2009. The facility provides for Varde to receive a residual interest in portfolio collections after all funds invested in the portfolio have been repaid (with interest) and all servicing fees have been paid. We do not record a liability for contingent future payments of residual interests due to the distressed nature of the portfolio assets and the lack of assurance that collections sufficient to result in a liability will actually occur. When such payments actually occur, we will reflect them in our statement of operations as other financing costs.

For ease of presentation in the following discussions of "Operating Results" and "Liquidity and Capital Resources", we round amounts less than one million dollars to the nearest thousand dollars and amounts greater than one million dollars to the nearest hundred thousand dollars.

OPERATING RESULTS

The following discussion compares our results for the years ended December 31, 2006 and December 31, 2005. Our net income of $205,000 in 2005 decreased to a net loss of $701,000 in 2006.

Revenue

Our net revenues decreased to $7.6 million in 2006 from $7.8 million in 2005. The following table presents a comparison of the components of our revenues for 2006 and 2005, as well as presenting net revenue as a percentage of the corresponding total revenue (approximate amounts due to rounding):

	Total		Collections		Sales	
	For the Year Ended December 31,		For the Year Ended December 31,		For the Year Ended December 31,	
	2006	2005	2006	2005	2006	2005
	($ in millions)		($ in millions)		($ in millions)	
Total revenues	$ 15.2	$ 13.8	$ 13.5	$ 13.0	$ 1.7	$ 0.8
Less basis recovery	(7.6)	(6.0)	(6.5)	(5.6)	(1.1)	(0.4)
Net revenues	$ 7.6	$ 7.8	$ 7.0	$ 7.4	$ 0.6	$ 0.4
Net revenue percentage	49.8%	56.4%	51.8%	57.0%	33.4%	47.5%

Portfolio collections provided 88.9% of our total revenues in 2006 and 94.2% in 2005. We showed improvement in total revenues from portfolio collections but a decline in net revenues from portfolio collections. Our total revenues from portfolio collections increased by $0.5 million substantially due to collections from recently purchased portfolios and continued collection efficiency, as measured by the dollar volume of accounts available for collection, for both recently purchased and older portfolios. Our net revenues from portfolio collections decreased by $0.4 million substantially due to the cost basis recovery associated with the large portfolio purchase we made in the latter part of 2005 and the portfolio purchases we made during 2006.

During 2006, we acquired $4.2 million of new portfolios (net of returns). During 2005, we acquired $11.5 million of new portfolios (net of returns; $11.0 million after adjusting for a January 2006 sale of a $461,000 portion of a portfolio purchased in December 2005). We have seen our total revenue from collections increase as we begin to exploit the large purchases we made in 2005 and the purchases we made in 2006. We expect our total collection revenue increases to level off in 2007 and possibly decline. This is due principally to the current market conditions for portfolios that make purchasing portfolios at a reasonable price increasingly difficult. If we are unable to continue to acquire new portfolios that meet our criteria for generating net income, our revenues will decline. In addition to acquiring our own portfolios and acting as a third-party collection agency, we are looking at other collection strategies in an effort to increase our revenues and collection efficiency, such as expanding use of the judicial process to collect specific accounts determined to be suitable for such an approach and improving the accuracy and currency of debtor contact information contained in our databases.

Total revenues from collections in the third quarter of 2006 were down from the comparable period in 2005. Collection revenue for the fourth quarter of 2006 was substantially equal to the fourth quarter of 2005. The cost basis recovery associated with collecting portfolios we purchased in the latter half of 2005, combined with the portfolios that we purchased in 2006, will continue to offset the increase in net revenue percentage we would otherwise expect our older portfolios (whose cost bases we have completely recovered) to generate and actually result in a further decline in our net revenue percentage.

In an effort to increase the accounts we service to maximize use of our collection infrastructure, we started a program within Performance Capital Management to collect debt owned by others. In January 2007, we entered into a third-party collection arrangement and began collecting on portfolios owned by another party. Third-party debt collection arrangements are generally commission-based with the objective of earning fees in excess of the costs to collect. We will enter into third-party collection arrangements that we believe will generate enough income in fees to generate net returns. We do not yet know how effective this line of business will be at offsetting a leveling off of portfolio purchases in 2006 and 2007. Our success is largely dependent upon the volume of such arrangements we secure and the quality and types of debt we service for third parties. If the portfolios have been heavily worked or we are not experienced at collecting the type of accounts being serviced, we may not generate income from such third party collections in excess of our costs of collection.

Both our total and net revenues from portfolio sales showed increases in 2006 over 2005. As part of our program to emphasize efforts to continue to collect and realize a reasonable return on some of our older portfolios, in 2006 we identified a larger portfolio that was not performing to our expectations. We sold this portfolio for $1.1 million with Varde's consent in the first quarter of 2006 on terms we considered acceptable. In the first quarter of 2006, we also sold a $461,000 portion of a portfolio purchased in December 2005. We may engage in further sales if we identify portfolios that are not performing to our expectations and we believe market conditions are acceptable. We continue collection efforts for certain accounts in these portfolios right up until the point of sale. We also anticipate continuing to sell portions of newly acquired portfolios from time to time, but we do not expect to generate substantial net revenues from these sales.

Net revenues from sales of $562,000 for the year ended December 31, 2006, exceeded net revenues from sales of $379,000 for the year ended December 31, 2005, by $183,000. If we exclude the effect of portfolio sales, our net loss for the year ended December 31, 2006 increases to a net loss of $1,263,000 from a net loss of $173,000 for the year ended December 31, 2005. Our net loss, excluding the effect of portfolio sales, increased substantially, despite increased total revenues from collections, due to proportionately greater cost basis recovery (i.e., the decrease in net revenue percentage discussed above) and to increased interest expense and other financing costs. If our purchasing patterns slow, we believe that our collection activity will begin to show net income due to front-loaded cost basis recovery.

During the twelve months ended December 31, 2006, we generated positive cash flow from operating activities of $3.0 million, enabling us to make distributions to our investors and pay down third-party loans. Members' equity, however, decreased by $1.4 million for the year ended December 31, 2006. This significant decline in members' equity is attributed to distributions made to investors of $664,000, the repurchase of LLC units from members through an odd lot buy back program of $66,000, and a net loss from operations of $701,000, which resulted in part from the rising cost of portfolios, our move to Buena Park, and the interest expenses and other costs arising from the increased use of financing to purchase portfolios.

Operating Expenses

Our total operating costs and expenses increased to $7.4 million in 2006 from $7.2 million in 2005, due primarily to the increase in collection costs associated with our increase in collection revenue. The increase in expenses in the fourth quarter of 2006 was primarily due to costs incurred in connection with the move to our new facility and costs incurred in connection with the offer and repurchase of LLC units from LLC unit holders through the odd lot buy back program. Our ratio of operating costs and expenses to total revenues from collections (i.e., excluding the effect of portfolio sales), a measure of collection efficiency, remained relatively flat at 55.1% in 2006 and 55.3% in 2005. We accomplished this continued efficiency through a three-part strategy: (1) increasing total collection revenues by capitalizing on the increased volume of accounts we have available to collect; (2) using our existing infrastructure to collect a greater dollar volume of accounts; and (3) continuing to reduce variable costs required to collect each dollar of revenue. We believe that our agreement with Varde, discussed in greater detail below, has played, and will continue to play, a significant role in enabling us to increase the volume of accounts we have available to collect. We plan to continue striving to improve this efficiency measure, both by continuing to increase total revenues (while holding infrastructure costs down) and by continuing to reduce variable costs required to collect each dollar of revenue. However, we believe we may be nearing the point where it may not be possible for us to achieve further material decreases in the ratio of operating costs and expenses to total revenues from collections.

Our interest expense and other financing costs increased to $809,000 in 2006 from $379,000 in 2005, a $429,000 increase. The increase was primarily due to a large portfolio purchase made at the end of 2005 and portfolio purchases made in 2006 using the Varde facility. We intend to continue monitoring the magnitude of the change in the margin by which our total collection revenues exceed our operating costs and expenses relative to the principal and interest we pay to Varde under the credit facility to ensure that the Varde facility provides additional liquidity to us and does not result in loan payments that will deplete our cash balances. In order to maintain the working capital necessary to run our operations, we anticipate maintaining a careful balance between portfolios we purchase using our own cash (where collection revenues are immediately available to us in full) and portfolios we purchase using the Varde credit facility (where we must immediately apply a substantial portion of collections to debt service).

Our general and administration expenses increased to $3.1 million in 2006 from $2.9 million in 2005, due primarily to increased collection costs associated with our increase in collection revenues and the costs incurred in connection with the move to our new facility in Buena Park. Our salaries and benefits expenses increased to $4.2 million in 2006 from $4.1 million in 2005, which is consistent with the increase in collection revenue in 2006. Our total operating costs and expenses increased to $7.4 million in 2006 compared to $7.2 million in 2005 with a corresponding increase in our total collection revenue of $465,000. Our ability to sustain revenue increases that outpace cost increases depends on our ability to continue to identify and make large dollar-volume purchases of portfolios at prices we believe are reasonable. Current market conditions for charged-off credit card debt, which limit our ability to make large dollar-volume purchases at reasonable prices, may lead to our revenues remaining relatively flat or slightly declining in 2007 as compared with 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents decreased $1.0 million in 2006 to a balance of $1.2 million at December 31, 2006. During 2006, our portfolio collections and sales generated $15.2 million of cash, we borrowed $2.4 million, and we used $8.0 million for operating and other activities, $4.2 million for purchases of new portfolios, $5.3 million to repay loans, $664,000 for distributions to LLC unit holders, and $66,000, with an additional $43,500 in program costs, to buy back LLC units from our LLC unit holders.

Our cash reserves in the fourth quarter of 2006 would have been in line with those in the fourth quarter of 2005 had we not incurred moving costs, including disruption to our collections operations, repurchased LLC units through the odd lot buy back program and made additional portfolio purchases, including repurchasing a portion of a portfolio that we had sold. As a result of our low cash reserves heading into 2007, distributions to our members may be less in the first half of 2007 than they have been in previous quarters. We expect to recoup some of the fourth quarter 2006 cash outlays in part through a return of capital from savings on tenant improvement costs in our new offices, and a reduced lease commitment under our new lease as compared to our previous lease, and a continued slow down in portfolio purchases.

During 2006, we continued making progress towards achieving results consistent with our business plan: to recover the cost we pay for our portfolios, repay funds borrowed to purchase portfolios, pay our collecting and operating costs and still have a profit. The large cost basis recovery associated with the recent rapid growth in our portfolios has made it difficult to generate the profit our business plan calls for. Excluding the results from portfolio sales in 2006, our cost basis recovery of $6.5 million plus our operating, interest and other expenses of $8.2 million exceeded our total revenues from collections of $13.5 million. We generated sufficient cash to repay the portion of borrowed funds that came due in 2006. We believe these results reflect the steady progress we have made to focus on collecting the right portfolios in an efficient manner. We believe our future results will continue to reflect this progress, although the "front-loading" of cost basis recovery from our portfolio purchases in the latter part of 2005 and during 2006 could once again cause our statement of operations to show a net loss.

During 2005, we believe we continued to improve the balance between our new and old portfolios by purchasing the largest dollar amount of portfolios in one year since inception ($11.5 million in 2005; $11.0 million after adjusting for the January 2006 rebalancing described in the business description). During 2006, we purchased $4.2 million of portfolios. The current market conditions make it likely that we will continue to acquire portfolios at the same or a slower pace in 2007 as in 2006. What we purchase will continue to depend on our assessment of market conditions, as well as the amount of liquid cash and other financial resources available to us. In an attempt to compete in a highly competitive marketplace and operate as efficiently as possible, we will continue to focus on becoming more sophisticated in determining which portfolios or portions of portfolios provide the greatest return and which bring collection efficiency down. As a result of this analysis, we continue to focus our collection efforts on those portions of portfolios that we expect will generate the most returns.

We have used our dialer to ensure that our collectors continue to focus on portfolios that continue to show results. By monitoring the results of calls originated through our dialer, we identified portfolios that required more cost to collect than others. Particularly where we had worked to collect these portfolios over an extended period of time, we determined that some of our portfolios' collection lives had run their course from our perspective. We sold a number of older portfolios identified by this process in 2005 and a larger number of such portfolios in the first quarter of 2006. We believe this process of constantly evaluating portfolio returns against costs of collection should continue to improve the balance between our new and old portfolios. Current plans for 2007 do not call for the sale of a large number of older portfolios or underperforming portfolios, but we may engage in further sales if we believe market conditions are acceptable or portfolio performance is not up to our expectations.

Our portfolios provide our principal long-term source of liquidity. Over time, we expect to convert our portfolios to cash in an amount that equals or exceeds the cost basis of our portfolios. In addition, some portfolios whose cost bases we have completely recovered will continue to return collections to us. The total fair value of our portfolios includes fair value attributable to the residual interests of third parties in collections once all funds (including funds invested by us) invested in a portfolio have been repaid (with interest) and all servicing fees have been paid. The retained fair value of our portfolios excludes fair value attributable to these residual interests. Our estimate of the total fair value of our portfolios at December 31, 2006, decreased $6.0 million to $22.0 million from $28.0 million at December 31, 2005. At the same time, the cost basis of our portfolios decreased to $5.0 million at December 31, 2006, from $8.4 million at December 31, 2005. Our estimate of the retained fair value of our portfolios at December 31, 2006, decreased $6.2 million to $21.3 million from $27.5 million at December 31, 2005.

Our estimates of fair value decreased due principally to our collections and portfolio sales exceeding the fair value of the $4.2 million of portfolio purchases (net of returns) in 2006. Our portfolio cost basis also decreased, due principally to the cost basis recovery associated with our collections and sales exceeding the $4.2 million of portfolio purchases (net of returns) made in 2006. Whether the fair value and cost basis of our portfolios will resume the growth established in 2005 will depend on our ability to find portfolios at a reasonable price in a very competitive market. The purchase of portfolios is also limited by the amount of cash we have available to purchase portfolios. If we can find reasonably priced portfolios, we believe our portfolio fair value and cost basis will increase in the near term because we can use the Varde credit facility as well as reinvest some cash proceeds from collections to purchase new portfolios. Long-term growth in portfolio fair value and cost basis will depend on whether market conditions continue to permit us to purchase portfolios at reasonable prices and on our financial resources.

We used a discount rate of 20% to determine the fair values of our portfolios at December 31, 2006 and 2005. The following table sets forth alternative estimates of total fair value, retained fair value, and the portion of fair value attributable to residual interests of third parties in collections, if we assessed collection risk as higher (using a discount rate of 25%) or lower (using a discount rate of 15%).

	Total Fair Value		Retained Fair Value		Fair Value of Residual Interests	
	December 31,		December 31,		December 31,	
	2006	2005	2006	2005	2006	2005
	($ in millions)		($ in millions)		($ in millions)	
Higher collection risk (25% discount rate)	$ 20.5	$ 26.2	$ 19.9	$ 25.7	$ 0.6	$ 0.5
Assumed collection risk (20% discount rate)	$ 22.0	$ 28.0	$ 21.3	$ 27.5	$ 0.7	$ 0.5
Lower collection risk (15% discount rate)	$ 23.8	$ 30.3	$ 23.0	$ 29.7	$ 0.8	$ 0.6

Our estimates of fair values also would change if we revised our projections of the magnitude and timing of future collections. Because of the inherent uncertainty associated with predicting future events, our determinations of fair values at any particular point in time are only estimates, and actual fair values could ultimately vary significantly from our estimates.

We plan to realize the difference between fair value and cost basis over time as we collect our portfolios. We generally collect our portfolios over periods of time ranging from three to seven years, with the bulk of a portfolio's yield coming in the first three years we collect it. If we succeed in collecting our portfolios and realize the difference between fair value and cost basis of our portfolios, we will recover the cost we paid for them, repay funds borrowed to purchase them, pay our collection and operating costs, and still have excess cash.

We do not present the portion of fair value attributable to residual interests of third parties in collections as a liability in our financial statements, although it does represent a contingent obligation to make payments to a third party. Because we will receive a servicing fee and our share of residual collections, we believe collections of the specified portfolios will generate funds sufficient to pay these residual interests to third parties as they come due and cover our operating costs, with the potential for some profit on our part. If our collection efficiency declines significantly, however, we might have to use some of our own capital to cover operating costs.

In the near term, we plan to reinvest some of our cash collections representing cost basis recovery to acquire additional portfolios and use the Varde facility to acquire additional portfolios to continue growing the fair value of our portfolios on a quarter to quarter basis. Ultimately we plan to reinvest all of the cash representing cost basis recovery, plus a portion of excess cash, to acquire additional portfolios.

Our Board of Directors has described this strategy as having two parts:

- Provide an annuity without impairing the value of the business; and
- Grow the business to increase the annuity.

Due to factors such as the availability of new portfolios, market pricing conditions for new portfolios, the timing of loan repayments and residual interest payments to Varde, and the timing of distributions to our members, we may not achieve increases in fair value each quarter.

In the near term we plan to use some of our cash collections representing cost basis recovery to make distributions to our members and interest holders. Ultimately we plan to generate cash in excess of our collection and operating costs and our cost basis recovery and to use some of the excess cash to make distributions to our members and interest holders. Beginning in April 2003, we began making quarterly distributions. During 2006, we made distributions totaling $664,000. We made a distribution of $161,000 in January 2007 relating to our quarter ended December 31, 2006. Due to market conditions during 2006 slowing the number of portfolio purchases and to cash expenditures in the latter half of 2006, we may have to suspend or lower quarterly distributions if the funds are needed to purchase portfolios or pay for operating costs.

Our agreement with Varde provides us with a source of capital to purchase new portfolios. The agreement provides up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term. We will never have outstanding indebtedness approaching the full $25 million at any one time, due to the cumulative nature of the facility. At December 31, 2006, Matterhorn owed $4.5 million under the facility in connection with purchases of certain charged-off loan portfolios. Under the credit facility, Varde has a first priority security interest in Matterhorn's assets. The assets of Matterhorn that provide security for Varde's loan were carried at a cost of $3.1 million at December 31, 2006. The loan advances have minimum payment threshold points with terms of two years and bear interest at the rate of 12% per annum. These obligations are scheduled to be paid in full on dates ranging from April 2007 to June 2008. Once all funds (including funds invested by us) invested in a portfolio financed by Varde have been repaid (with interest) and all servicing fees have been paid, Varde will begin to receive a residual interest in collections of that portfolio. Depending on the performance of the portfolio, these residual interests may never be paid, they may begin being paid a significant time later than Varde's loan is repaid (i.e., after the funds invested by us are repaid with interest), or, in circumstances where the portfolio performs extremely well, the loan could be repaid early and Varde could conceivably begin to receive its residual interest on or before the date that the loan obligation was originally scheduled to be paid in full.

The amount of remaining available credit under the facility at December 31, 2006 was $12.4 million. Matterhorn has borrowed a total of $12.6 million, with $4.5 million outstanding at December 31, 2006. There can be no assurance that Varde will advance any new money under the facility, because in each instance Varde must approve of the portfolio(s) we propose to acquire and the terms of the acquisition. We do not have any plans to raise equity capital. Based on our cash position and current financial resources, and assuming our operating results continue to increase at projected levels, we believe we have adequate capital resources to continue our business as presently conducted for the foreseeable future. We plan to continue to use the Varde credit facility to maximize the return on our infrastructure and to continue to reduce variable costs required to collect each dollar of revenue. We are considering other alternatives, such as purchasing other types of debt in less competitive markets and growing our third party collections, to increase the volume of accounts we service. The extent to which we proceed with such alternatives depends upon whether the economic returns to us seem reasonable. Performance Capital Management has started a program to collect debt owned by others. We entered into a third-party collection arrangement in January 2007. We will consider collecting accounts for third parties if the economic returns to us seem reasonable. Since this line of business has just begun, we do not yet know how effective it will be at offsetting a leveling off of portfolio purchases.

We do not have any contractual commitments to make capital expenditures, and we have not budgeted any capital expenditures for the coming year. We may from time to time acquire capital assets on an as needed basis. Our most significant capital assets are our dialer and our telephone switch, which we do not anticipate having to replace within the next year.

RECENT ACCOUNTING PRONOUNCEMENTS

We continue to assess the effects of recently issued accounting standards. The impact of all recently adopted and issued accounting standards has been disclosed in the footnotes to our audited Consolidated Financial Statements, Note 4.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

MOORE STEPHENS WURTH FRAZER AND TORBET, LLP
Certified Public Accountants and Consultants

171 South Anita Drive, Suite 100
Orange, California 92868
(714) 634-1040 Fax (714) 937-5183
www.mswft.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors
Performance Capital Management, LLC
Buena Park, California

We have audited the accompanying consolidated balance sheets of Performance Capital Management, LLC and its wholly owned subsidiary Matterhorn Financial Services, LLC, as of December 31, 2006 and 2005, and the related consolidated statements of operations, members' equity, and cash flows for each of the two years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Performance Capital Management, LLC and its wholly owned subsidiary Matterhorn Financial Services, LLC, as of December 31, 2006 and 2005 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Moore Stephens Wurth Frazer And Torbet, LLP

March 22, 2007
Orange, California

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005

ASSETS

		2006		2005
Cash and cash equivalents	$	689,888	$	1,810,677
Restricted cash		491,400		380,352
Other receivables		28,984		25,678
Purchased loan portfolios, net		5,000,942		8,446,724
Property and equipment, net		430,119		141,169
Deposits		80,463		57,746
Prepaid expenses and other assets		100,274		90,843
Total assets	$	6,822,070	$	10,953,189

LIABILITIES AND MEMBERS' EQUITY

		2006		2005
LIABILITIES:				
Accounts payable	$	165,996	$	78,644
Accrued liabilities		423,367		346,554
Accrued interest		46,040		30,225
Notes payable		4,455,460		7,336,505
Income taxes payable		27,580		27,580
Total liabilities		5,118,443		7,819,508
COMMITMENTS AND CONTINGENCIES		-		-
MEMBERS' EQUITY		1,703,627		3,133,681
Total liabilities and members' equity	$	6,822,070	$	10,953,189

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Portfolio collections	$ 13,507,711	$ 13,042,397
Portfolio sales	1,685,263	796,712
Total revenues	15,192,974	13,839,109
Less portfolio basis recovery	7,630,070	6,033,306
NET REVENUES	7,562,904	7,805,803
OPERATING COSTS AND EXPENSES:		
Salaries and benefits	4,241,885	4,144,819
General and administrative	3,097,935	2,921,423
Depreciation	104,282	147,494
Total operating costs and expenses	7,444,102	7,213,736
INCOME FROM OPERATIONS	118,802	592,067
OTHER INCOME (EXPENSE):		
Interest expense and other financing costs	(808,542)	(379,137)
Reorganization cost	-	(440)
Interest income	15,793	16,707
Other income	2,529	5,419
Total other expense, net	(790,220)	(357,451)
INCOME (LOSS) BEFORE INCOME TAX PROVISION	(671,418)	234,616
INCOME TAX PROVISION	29,180	29,180
NET INCOME (LOSS)	$ (700,598)	$ 205,436
NET INCOME (LOSS) PER UNIT BASIC AND DILUTED	$ (1.24)	$ 0.36

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Member Units		Unretumed Capital		Retired or Abandoned Capital		Accumulated Deficit		Total Members' Equity
Balance, December 31, 2004	563,861	$	24,633,642	$	489,244	$	(21,536,538)	$	3,586,348
Reinstatement of units to investors	65		3,503		(3,503)		-		-
Distributions to investors			(658,103)		-		-		(658,103)
Net income			-		-		205,436		205,436
Balance, December 31, 2005	563,926		23,979,042		485,741		(21,331,102)		3,133,681
Reinstatement of units to investors	199		11,938		(11,938)		-		-
Repurchase of units from investors	(13,881)		(574,909)		574,909		(65,935)		(65,935)
Distributions to investors			(663,521)		-		-		(663,521)
Net loss			-		-		(700,598)		(700,598)
Balance, December 31, 2006	550,244	$	22,752,550	$	1,048,712	$	(22,097,635)	$	1,703,627

The accompanying notes are an integral part of these consolidated financial statements.

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (700,598)	$ 205,436
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in allowance on loan portfolios	-	46,341
Depreciation	104,282	147,494
Loss on disposal of fixed assets	1,677	-
(Increase) decrease in assets:		
Other receivables	(3,306)	5,816
Purchased loan portfolios	3,445,782	(5,501,423)
Prepaid expenses and other assets	(32,148)	(5,938)
Increase (decrease) in liabilities:		
Accounts payable	87,353	19,369
Accrued liabilities	76,813	(27,370)
Accrued interest	15,815	22,150
Income taxes payable	-	9,290
Net cash provided by (used in) operating activities	2,995,670	(5,078,835)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to property and equipment	(394,910)	(33,855)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in restricted cash	(111,048)	(258,147)
Borrowings on loans payable	2,379,418	8,533,540
Repayment of loans payable	(5,260,463)	(2,614,078)
Distributions to investors	(663,521)	(658,103)
Repurchase of units from investors	(65,935)	-
Net cash provided by (used in) financing activities	(3,721,549)	5,003,212
NET CHANGE IN CASH AND CASH EQUIVALENTS	(1,120,789)	109,478
CASH AND CASH EQUIVALENTS, beginning of period	1,810,677	1,920,155
CASH AND CASH EQUIVALENTS, end of period	$ 689,888	$ 1,810,677
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION:		
Income taxes paid	$ 29,180	$ 19,890
Interest paid	$ 680,236	$ 356,987

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Description of Business

Performance Capital Management, LLC ("PCM LLC") and its wholly-owned subsidiary, Matterhorn Financial Services, LLC ("Matterhorn") (collectively the "Company", unless stated otherwise) are engaged in the business of acquiring assets originated by federal and state banks and other sources, for the purpose of generating income and cash flow from managing, collecting, or selling those assets. These assets consist primarily of non-performing credit card loan portfolios and are purchased and sold as portfolios ("portfolios"). Additionally, some of the loan portfolios are assigned to third-party agencies for collection.

Reorganization under Bankruptcy

PCM LLC was formed under a Chapter 11 Bankruptcy Reorganization Plan and operating agreement. The plan called for the consolidation of five California limited partnerships and a California corporation into the new California limited liability company. The five California limited partnerships were formed for the purpose of acquiring investments in or direct ownership of non-performing credit card loan portfolios from financial institutions and other sources. The assets of the five limited partnerships consisted primarily of non-performing credit card loans, as well as cash. In late December 1998, these six entities voluntarily filed bankruptcy petitions, which were later consolidated into one case. PCM LLC was formed on January 14, 2002 and commenced operations upon the confirmation of its Bankruptcy Reorganization Plan ("Reorganization Plan") on February 4, 2002. The entities that were consolidated under the Reorganization Plan are as follows:

Performance Asset Management Fund, Ltd., - (PAM), a California limited partnership, formed in 1991. Units in PAM were sold in a private placement offering. PAM raised $5,205,000 in gross proceeds from the sale of its partnership units. PAM was not subject to the reporting requirements of the Securities and Exchange Commission.

Performance Asset Management Fund II, Ltd., - (PAMII), a California limited partnership, formed in 1992. Units in PAMII were sold in a private placement offering. PAMII raised $7,670,000 in gross proceeds from the sale of its partnership units. PAMII was not subject to the reporting requirements of the Securities and Exchange Commission.

Performance Asset Management Fund III, Ltd., - (PAMIII), a California limited partnership, formed in 1992. Units in PAMIII were sold in a private placement offering. PAMIII raised $9,990,000 in gross proceeds from the sale of its partnership units. PAMIII was a public limited partnership that was subject to the reporting requirements of the Securities and Exchange Commission.

Performance Asset Management Fund IV, Ltd., - (PAMIV), a California limited partnership, formed in 1992. Units in PAMIV were sold in an intrastate offering to residents of California. PAMIV raised $28,595,000 in gross proceeds from the sale of its partnership units. PAMIV was a public limited partnership that was subject to the reporting requirements of the Securities and Exchange Commission.

Performance Asset Management Fund V, Ltd., - (PAMV), a California limited partnership, formed in 1994. Units in PAMV were sold in a private placement offering. PAMV raised $5,965,000 in gross proceeds from the sale of its partnership units. PAMV was not subject to the reporting requirements of the Securities and Exchange Commission.

Performance Capital Management, Inc. - (PCM INC), a California corporation incorporated in January 1993. PCM INC identified potential portfolio acquisitions, performed due diligence in conjunction with potential portfolio acquisitions, acquired portfolios, and through joint ventures with the limited partnerships (PAM, PAMII, PAMIII, PAMIV, and PAMV) collected and sold acquired portfolios. The limited partnerships (PAM, PAMII, PAMIII, PAMIV, and PAMV) collectively obtained 98.5% of the outstanding shares of PCM INC. The minority interest of 1.5% was effectively eliminated in the bankruptcy plan.

Note 1 - Organization and Description of Business (continued)

Pre-petition Operations

A total of approximately $57,450,000 was raised over the period 1991 to 1994 by selling limited partnership interests in PAM, PAMII, PAMIII, PAMIV, and PAMV. Approximately $8.7 million was deducted for brokerage and organizational expenses. Approximately $49 million was used to purchase non-performing credit card loan portfolios. These portfolios were typically purchased by the limited partnerships from PCM INC. PCM INC also collected the portfolios under joint venture agreements between itself and the limited partnerships.

In the normal course of business, loan portfolios would be purchased, collections would be made and in some cases the portfolios were sold. PCM INC was in the business of managing these loan portfolios.

PCM INC generally charged a "mark-up" to the limited partnerships for portfolios purchased for the limited partnerships. This markup averaged 35% above the price PCM INC paid for the portfolios on the open market. PCM INC was also contractually entitled to receive 45% of all monies collected on the portfolios.

Reorganization Plan

The following is a summary of the ownership interest of PCM LLC pursuant to the terms of the Reorganization Plan:

Original Fund's Name	Number of Unit Holders	Number of PCM LLC Units	Percentage Interest in PCM LLC
PAM	370	52,050	9
PAMII	459	76,700	13
PAMIII	595	99,900	18
PAMIV	1553	285,950	50
PAMV	327	56,950	10
Totals		571,550	100

The following is a summary of the ownership interest of PCM LLC as of December 31, 2006:

Original Fund's Name	Number of PCM LLC Units	Percentage Interest in PCM LLC
PAM	50,238	9
PAMII	74,169	14
PAMIII	95,647	17
PAMIV	274,185	50
PAMV	56,005	10
Totals	550,244	100

The Reorganization Plan calls for distributions to be made first to PCM LLC members to the extent of and in proportion to their unreturned Capital Contributions; and thereafter to PCM LLC members in proportion to their respective percentage ownership interest. The combination of the Partnerships and PCM INC is summarized as follows (in thousands):

PERFORMANCE CAPITAL MANAGEMENT, LLC AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Description of Business (continued)

	PAM	PAMII	PAMIII	PAMIV	PAMV	PCM INC	Total
Sale of Limited Partnership Units	$ 5,205	$ 7,670	$ 9,990	$ 28,595	$ 5,965	$ -	$ 57,425
Distributions to Investors	(3,704)	(4,137)	(3,719)	(6,920)	(829)	-	(19,309)
Unreturned Capital	1,501	3,533	6,271	21,675	5,136	-	38,116
Accumulated Deficit	(288)	(1,333)	(2,424)	(9,330)	(2,561)	(2,302)	(18,238)
Cash and Net Assets Transferred to PCM LLC	$ 1,213	$ 2,200	$ 3,847	$ 12,345	$ 2,575	$ (2,302)	19,878
Cumulative Distributions For The Period February 4, 2002 Through December 31, 2004							(13,146)
Cumulative Net Loss For The Period February 4, 2002 Through December 31, 2004							(3,298)
Distributions Forfeited							152
Members' Equity PCM LLC at December 31, 2004							3,586
2005 Net income							205
2005 Distributions to Investors							(658)
Members' Equity PCM LLC at December 31, 2005							3,133
2006 Net loss							(701)
2006 Distributions to Investors							(663)
Repurchase of Units from Investors							(66)
Members' Equity PCM LLC at Decmber 31, 2006							$ 1,703

Note 1 - Organization and Description of Business (continued)

PAM III and PAM IV were reporting entities under the Securities Exchange Act of 1934. PAM, PAMII, PAMV, and PCM INC were not reporting entities. It was determined that PCM LLC is a "successor company" under rule 12g-3 of the Securities Exchange Act of 1934, and therefore is subject to the reporting requirements of the Securities Exchange Act of 1934. PCM LLC's LLC units are not publicly traded securities. The Reorganization Plan placed certain restrictions on the transfer of members' interests.

On August 2, 2004, an order of the United States Bankruptcy Court was entered closing the Chapter 11 case. The order acts as a discharge and termination of any and all liabilities and debts of, and claims against, PCM INC, PAM, PAM II, PAM III, PAM IV and PAM V that arose at any time before the confirmation order became effective on February 4, 2002.

Wholly-owned Subsidiary

In July, 2004, the Company completed a credit facility (effective June 10, 2004) with Varde Investment Partners, L.P. ("Varde"), a participant in the debt collection industry, to augment portfolio purchasing capacity using capital provided by Varde. To implement the agreement, PCM LLC created a wholly-owned subsidiary, Matterhorn. The facility provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term. Varde is not under any obligation to make a loan to Matterhorn and Varde must agree on the terms for each specific advance under the loan facility. Under the terms of the facility, Varde will receive both interest and a portion of any residual collections on the portfolios acquired with a loan, after repayment of the purchase price (plus interest) to Varde and the Company and payment of servicing fees. Portfolios purchased using the facility will be owned by PCM LLC's subsidiary, Matterhorn. Varde has a first priority security interest in Matterhorn's assets securing repayment of its loans.

Note 2 - Basis of Presentation

Reporting Entity

PCM LLC is a successor entity of six companies emerging from bankruptcy (see Note 1). The accompanying balance sheets, statements of operations, members' equity, and cash flows include balances and transactions since the emergence from bankruptcy. Matterhorn was consolidated in the financial statements as a wholly-owned subsidiary starting in the third quarter of 2004.

Fresh Start Accounting

Statement of Position 90-7 issued by the American Institute of Certified Public Accountants ("SOP 90-7") addresses accounting for companies in reorganization under the bankruptcy code. For certain entities, SOP 90-7 requires "fresh start accounting" which records a revaluation of assets to fair values and an adjustment of liabilities to present values.

SOP 90-7 also requires the following procedures for entities that adopt fresh start accounting:

1. The reorganization value of the entity should be allocated to the entity's assets following FAS 141;

2. Liabilities other than deferred taxes should be stated at present values of amounts to be paid using current interest rates;

3. Deferred taxes should be presented in conformity with generally accepted accounting principles. Benefits realized from preconfirmation net operating loss carryforwards should reduce reorganization value in excess of amounts allocable to identifiable assets and other intangibles until exhausted and be reported as a direct addition to paid-in capital thereafter;

Note 2 - Basis of Presentation (continued)

4. Changes in accounting principles that will be required for the emerging entity within the twelve months following the adoption of fresh start accounting should be adopted at the same time fresh start accounting is adopted.

SOP 90-7 also requires the following disclosure in the initial financial statements after fresh start accounting has been adopted:

1. Adjustments to the historical amounts of individual assets and liabilities;
2. The amount of debt forgiveness;
3. The amount of prior retained earnings or deficit eliminated; and
4. Other important matters in determining reorganization value.

Management reviewed these requirements and determined that fresh start accounting was not applicable because assets exceeded liabilities prior to confirmation of the plan and existing limited partners retained a majority interest in the successor entity.

For entities that do not meet the requirements for fresh start accounting, SOP 90-7 requires that liabilities compromised by a confirmed bankruptcy plan be stated at present value of amounts to be paid, using current interest rates. Debt forgiveness, if any, should be reported as an extraordinary item.

As part of the Reorganization Plan, no debt forgiveness existed and all liabilities subject to compromise were presented on the face of the balance sheet as pre-petition claims with disclosures required by SOP 90-7. These claims have been paid or settled by December 31, 2003.

Transfer of Assets to Successor Company

Assets were transferred at historical carrying values and liabilities were assumed as required by the bankruptcy confirmation plan.

Note 3 - Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates have been made by management with respect to the timing and amount of collection of future cash flows from non-performing credit card loan portfolios. Among other things, the estimated future cash flows of the portfolios are used to recognize impairment in the purchased loan portfolios. Management reviews the estimate of future collections and it is reasonably possible that these estimates may change based on actual results and other factors. A change could be material to the financial statements.

Purchased Loan Portfolios

Purchased loan portfolios consisted primarily of non-performing credit card accounts. For substantially all the Company's acquired portfolios, future cash flows cannot be reasonably estimated in order to record an accretable yield consistently. Therefore, the Company utilizes the cost recovery method as required by AICPA Practice Bulletin 6. Application of the cost recovery method requires that any amounts received be applied first against the recorded amount of the portfolios; when that amount has been reduced to zero, any additional amounts received are recognized as net revenue. Acquired portfolios are initially recorded at their respective costs, and no accretable yield is recorded on the accompanying balance sheets.

Note 3 - Summary of Significant Accounting Policies (continued)

The Company provides a valuation allowance for an acquired loan portfolio when the present value of expected future cash flows does not exceed the carrying value of the portfolio.

Over the life of the portfolio, the Company's management continues to review the carrying values of each loan for impairment. If net present value of expected future cash flows falls below the carrying value of the related portfolio, the valuation allowance is adjusted accordingly.

Cash and Cash Equivalents

The Company defines cash equivalents as cash, money market investments, and overnight deposits with original maturities of less than three months. Cash equivalents are valued at cost, which approximates market. The Company maintains cash balances, which exceeded federally insured limits by approximately $0.9 million as of December 31, 2006. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant risks on cash in bank accounts.

Restricted cash consists principally of cash held in a segregated account pursuant to the Company's credit facility with Varde. The Company and Varde settle the status of these funds on a monthly basis pursuant to the credit facility. The proportion of the restricted cash ultimately disbursed by Matterhorn to Varde and PCM LLC depends upon a variety of factors, including the portfolios from which the cash is collected, the size of servicing fees on the portfolios that generated the cash, and the priority of payments due on the portfolios that generated the cash. Restricted cash is not considered to be a cash equivalent.

Property and Equipment

Property and equipment are carried at cost and depreciation is computed over the estimated useful lives of the assets ranging from 3 to 7 years. The Company uses the straight-line method of depreciation. Property and equipment transferred under the reorganization plan were transferred at net book value. Depreciation is computed on the remaining useful life at the time of transfer.

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. Maintenance and repairs are expensed currently while major betterments are capitalized.

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. Management also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2006, management expects these assets to be fully recoverable.

Leases and Leasehold Improvements

PCM LLC accounts for its leases under the provisions of SFAS No. 13, "Accounting for Leases," and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. The Company's office lease is accounted for as an operating lease. The office lease contains certain provisions for incentive payments, future rent increases, and periods in which rent payments are reduced. The total amount of rental payments due over the lease term is being charged to rent expense on a straight-line method over the term of the lease. The difference between the rent expense recorded and the amount paid is credited or charged to "Deferred rent obligation," which is included in "Accrued liabilities" in the accompanying Consolidated Balance Sheets. In addition, leasehold improvements associated with this operating lease are amortized over the lease term.

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue is accounted for using the cost recovery method of accounting in accordance with Practice Bulletin No. 6, "Amortization of Discounts on Certain Acquired Loans". Under the cost recovery method of accounting, all cash receipts relating to individual loan portfolios are applied first to recover the cost of the portfolios, prior to recognizing any revenue. Cash receipts in excess of cost of purchased loan portfolios are then recognized as net revenue.

Loan portfolio sales occur after the initial portfolio analysis is performed and the loan portfolio is acquired. Portions of portfolios sold typically do not meet the Company's targeted collection characteristics. Loan portfolios sold are valued at the lower of cost or market.

Proceeds from strategic sales of purchased loan portfolios are recorded as revenue when received.

Income Taxes

PCM LLC is treated as a partnership for Federal income tax purposes and does not incur Federal income taxes. Instead, its earnings and losses are included in the personal returns of its members.

PCM LLC is also treated as a partnership for state income tax purposes. The State of California imposes an annual corporation filing fee and an annual limited liability company fee.

Members' Equity

Members' equity includes voting LLC units held by members and non-voting LLC units held by one economic interest owner. As of December 31, 2006, PCM LLC had 526,522 voting LLC units and 23,722 non-voting LLC units. Retired or abandoned capital represents LLC units that are either voluntarily returned to the Company by a member or LLC units that are redeemed and cancelled following a procedure authorized by PCM LLC's plan of reorganization to eliminate the interests of PCM LLC members that PCM LLC has not been able to locate. In the first quarter of 2006, 199 LLC units of previously cancelled LLC units were reinstated due to a beneficiary heir establishing ownership. In December 2006, 13,881 LLC units were retired in connection with the Company's odd lot buy back program (see Note 13).

Reclassifications

Certain amounts in the prior periods have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously recorded net income.

Note 4 - Recent Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47 ("FIN 47") Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143". FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 states that a conditional asset retirement obligation is a legal obligation to perform an asset retirement activity in which the timing or method of settlement are conditional upon a future event that may or may not be within control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for the interim financial information is permitted but not required. Early adoption of FIN 47 is encouraged. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

In May 2005, the Financial Accounting Standards Board ("FASB") issued FAS No. 154 ("FAS 154"), Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FAS Statement No. 3. APB No. 20, Accounting Changes, and FAS No. 3, Reporting Accounting Changes in Interim Financial Statements, required the

Note 4 - Recent Accounting Pronouncements (continued)

inclusion of the cumulative effect of changes in accounting principle in net income in the period of change. FAS 154 establishes, unless impracticable, retrospective application to prior periods' financial statements as the required method for reporting a voluntary change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. If the Company has an accounting

change or an error correction, the adoption of FAS No. 154 may have a material impact on our consolidated financial position or results of operations.

In June 2005, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue 05-6, "Determining the Amortization Period for Leasehold Improvements". EITF 05-6 states that the amortization period that is to be used for a leasehold improvement that are placed in service significantly after and not contemplated at the beginning of the lease term should be the lesser of the useful life of the acquired leasehold improvement or a period that reflects renewals that are reasonably assured upon the purchase of the leasehold improvement. EITF 05-6 is effective for periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on our consolidated financial position or results of operations.

FASB Staff Position (FSP) FAS 115-1/124-1, replacing Emerging Issues Task Force (EITF) 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" – On November 3, 2005, the FASB released FSP FAS 115-1 and FAS 124-1 replacing EITF 03-1. The final language on FSP FAS 115-1 / FAS 124-1 requires investors to recognize an impairment loss when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. The FSP applies to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of Staff Position (FSP) FAS 115-1/124-1 to have a material impact, if any, on our consolidated financial position or results of operations.

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments" (FAS 155), an amendment of FAS 140 and FAS 133. FAS 155 permits the Company to elect to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under FAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. The Statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of the Company's fiscal year that begins after September 15, 2006, with earlier adoption permitted as of the beginning of the Company's 2006 fiscal year, provided that financial statements for any interim period of that fiscal year have not yet been issued. The Company does not expect the adoption of FAS 155 to have a material impact, if any, on our consolidated financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets", which amends SFAS No. 140. SFAS No. 156 specifically provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. SFAS No. 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of a company's fiscal year that begins after September 15, 2006, with early adoption being permitted. We do not expect the adoption of SFAS 156 to have a material impact on our consolidated results of operations and financial condition.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning January 1, 2007. We do not expect the adoption of fin 48 to have a material impact on our consolidated results of operations and financial condition.

Note 4 - Recent Accounting Pronouncements (continued)

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company's balance sheet and statement

of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. We do not expect the adoption of SAB 108 to have a material impact on our consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 12, 2007, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating whether the adoption of SFAS157 will have a material effect on our consolidated results of operations and financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. The standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. We do not expect the adoption of SFAS 158 to have a material impact on our consolidated results of operations and financial condition.

Note 5 – Fair Value of Financial Instruments

The estimated fair value and the methods and assumptions used to estimate the fair values of the financial instruments of the Company as of December 31, 2006 and 2005 are as follows. The carrying amount of cash and cash equivalents, restricted cash and liabilities approximate their fair values. The total and retained fair values of purchased loan portfolios were determined based on both market pricing and discounted expected cash flows. The total fair value of our portfolios includes fair value attributable to the residual interests of third parties in collections once all funds (including funds invested by us) invested in a portfolio have been repaid (with interest) and all servicing fees have been paid. The retained fair value of our portfolios excludes fair value attributable to these residual interests. The discount rate is based on an acceptable rate of return adjusted for the risk inherent in the loan portfolios. The discount rate utilized at December 31, 2006 and 2005 was 20%. The estimated total fair value of loan portfolios was $22.0 million and $28.0 million at December 31, 2006 and 2005, respectively, and the estimated retained fair value of loan portfolios was $21.3 million and $$27.5 million at December 31, 2006 and 2005, respectively.

Note 6 - Purchased Loan Portfolios

The Company acquires portfolios of non-performing credit card loans from federal and state banks and other sources. These loans are acquired at a substantial discount from the actual outstanding balance. The aggregate outstanding contractual loan balances at December 31, 2006 and 2005 totaled approximately $800 million and $749 million, respectively.

The Company initially records acquired loans at cost. To the extent that the cost of a particular loan portfolio exceeds the net present value of estimated future cash flows expected to be collected, a valuation allowance is recognized in the amount of such impairment.

The carrying amount of loans included in the accompanying balance sheets are as follows as of December 31:

		2006		2005
Unrecovered cost balance,				
beginning of period	$	8,505,065	$	3,003,642
Valuation allowance,				
beginning of period		(58,341)		(12,000)
Net balance, beginning of period		8,446,724		2,991,642
Net portfolio activity		(3,445,782)		5,455,082
Net balance, end of period	$	5,000,942	$	8,446,724

The activity in the loan portfolios in the accompanying financial statements is as follows:

		For the year ended Dec. 31, 2006		For the year ended Dec. 31, 2005
Purchased loan portfolios	$	4,184,288	$	11,488,388
Collections on loan portfolios		(13,507,711)		(13,042,397)
Sales of loan portfolios		(1,685,263)		(796,712)
Revenue recognized on collections		7,000,918		7,473,581
Revenue recognized on sales		561,986		378,563
Increase in valuation allowance due to portfolio impairment		-		(46,341)
Net portfolio activity	$	(3,445,782)	$	5,455,082

The valuation allowances related to the loan portfolios at December 31, 2006 and 2005 are as follows:

		December 31, 2006		December 31, 2005
Valuation allowance, beginning of period	$	58,341	$	12,000
Increase in valuation allowance due to portfolio impairment		-		46,341
Decrease in valuation allowance		-		-
Valuation allowance, end of period	$	58,341	$	58,341

Note 7 - Other Receivables

Other receivables consist of collections on portfolios received by a third-party collection agency.

Note 8 – Notes Payable

The Company has entered into an agreement for a credit facility with Varde that provides for up to $25 million of capital (counting each dollar loaned on a cumulative basis) over a five-year term ending in July 2009. PCM LLC's wholly-owned subsidiary Matterhorn owed approximately $4.5 million and $7.3 million at December 31, 2006 and 2005, respectively, under the facility in connection with its purchase of certain charged-off loan portfolios. The total amount borrowed was approximately $12.6 million and $10.2 million at December 31, 2006 and 2005, respectively.

The loan has minimum payment threshold points. Each advance has a term of two years and bears interest at the rate of 12% per annum. These obligations are scheduled to be paid in full on dates ranging from April 2007 to June 2008, with the approximate following principal payments due:

Year Ending December 31,	
2007	$3.6 million
2008	$0.9 million

Once all funds (including funds invested by the Company) invested in a portfolio financed by Varde have been repaid (with interest) and all servicing fees have been paid, Varde will begin to receive a residual interest in collections of that portfolio. Depending on the performance of the portfolio, these residual interests may never be paid, they may begin being paid a significant time later than Varde's loan is repaid (i.e., after the funds invested by the Company are repaid with interest), or, in circumstances where the portfolio performs extremely well, the loan could be repaid early and Varde could conceivably begin to receive its residual interest on or before the date that the loan obligation was originally scheduled to be paid in full. Varde has a first priority security interest in all the assets of Matterhorn, securing repayment of its loans and payment of its residual interest. PCM LLC, our parent operating company, has guarantied certain of Matterhorn's operational obligations under the loan documents. The amount of remaining available credit under the facility was approximately $12.4 million and $14.8 million at December 31, 2006 and 2005, respectively. The assets of Matterhorn that provide security for Varde's loan were carried at a cost of approximately $3.1 million at December 31, 2006.

Note 9- Property and Equipment

Property and equipment is as follows as of December 31:

	2006	2005
Office furniture and equipment	$ 427,897	$ 286,822
Computer equipment	630,159	525,427
Leasehold improvements	113,502	36,982
Totals	1,171,558	849,231
Less accumulated depreciation	(741,439)	(708,062)
Property and equipment, net	$ 430,119	$ 141,169

Depreciation expense for the years ended December 31, 2006 and 2005 amounted to $104,282 and $147,494 respectively.

Note 10 - Commitments and Contingencies

Lease Commitments

On July 17, 2006, PCM LLC entered into an Office Lease Agreement to lease office space in Buena Park, California. PCM LLC is using the leased premises as its principal executive offices and operating facility.

Note 10 - Commitments and Contingencies (continued)

The term of the lease is 87 months and commenced on December 1, 2006, and will expire on February 28, 2014. PCM LLC has an option to renew the lease for one additional five-year term at the then prevailing "fair market rental rate" at the end of the term.

The base rent will increase on a yearly basis throughout the term. Future minimum lease commitments under the Buena Park lease for the calendar years ended December 31, will be:

Year	Approximate Annual Lease Commitments
2007	$ 173,000
2008	$ 345,000
2009	$ 348,000
2010	$ 355,000
2011	$ 355,000
Thereafter	$ 787,000

In addition to the base rent, PCM LLC must pay its pro rata share of the increase in operating expenses, property taxes and property insurance for the building above the total dollar amount of operating expenses, property taxes and property insurance for the 2006 base calendar year.

The building lease contains provisions for incentive payments, future rent increases, or periods in which rent payments are reduced. As the Company recognizes rent expense on a straight-line basis, the difference between the amount paid and the amount charged to rent expense is recorded as a liability. The amount of deferred rent liability at December 31, 2006 was $75,569.

Rental expense for the years ended December 31, 2006 and December 31, 2005 amounted to approximately $410,000 and $328,000, respectively. PCM LLC is obligated under two five-year equipment leases one expiring in 2009 with minimum payments of $4,800 per year and the other lease expiring in 2011 with minimum payments of $3,900 per year.

Note 11 - Earnings Per Member Unit

Basic and diluted earnings per member unit are calculated based on the weighted average number of member LLC units issued and outstanding (550,244 and 563,926 for the years ended December 31, 2006 and 2005, respectively).

Note 12 - Employee Benefit Plans

The Company has a defined contribution plan covering all eligible full-time employees of PCM LLC (the "Plan Sponsor") who are currently employed by the Company and have completed six months of service from the time of enrollment. The Plan was established by the Plan Sponsor to provide retirement income for its employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

The Plan is a contributory plan whereby participants may contribute a percentage of pre-tax annual compensation as outlined in the Plan agreement and as limited by Federal statute. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan Sponsor does not make matching contributions.

Note 13 - Odd Lot Buy Back Offering

On November 10, 2006, PCM LLC commenced a buy back program offering to repurchase LLC units from those LLC Unit holders who owned a total of 99 or fewer LLC units. These LLC unit holders were given the option of selling all, but not less than all, of their LLC units back to PCM LLC at a price of $4.75 per unit. When the program commenced, approximately 1,100 LLC unit holders of the PCM LLC's 2,500 record LLC unit holders owned in aggregate 99 or fewer LLC units and such LLC unit holders owned a total of approximately 78,000 LLC units. The program expired on December 22, 2006, and resulted in the repurchase of 13,881 LLC units, which were purchased for approximately $66,000. The program costs were approximately $43,500.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age and position of each of our directors (and nominees for election) and executive officers as of April 23, 2007.

Name	Age	Position
Larisa Gadd	44	Co-Chairperson of the Board *
Lester T. Bishop	74	Co-Chairperson of the Board / Nominee **
Larry C. Smith	69	Director / Nominee **
David Barnhizer	63	Director / Nominee **
Rodney Woodworth	69	Director *
Sanford Lakoff	75	Director / Nominee **
Donald W. Rutherford	67	Director *
David J. Caldwell	53	Chief Operations Officer
Edward M. Rucker	60	Accounting Manager
Darren S. Bard	40	Chief Information Officer
William D. Constantino	56	Chief Officer of Legal Affairs

* Class I Director
** Class II Director

All of the current directors except Mr. Rutherford were appointed to the Board of Directors and our current officers were elected to office on February 4, 2002. Mr. Rutherford was appointed to the Board of Directors on January 12, 2004, following the resignation of Mr. Robert Price in July 2003. Our Operating Agreement currently provides that our two classes of directors serve staggered two-year terms. All directors hold office until their respective successors are elected and qualified or until their earlier death, resignation or removal. The terms of our Class I Directors expire at our 2008 annual meeting. The terms of our Class II Directors expire at our 2007 annual meeting, and, assuming their re-election, their new terms will expire at our 2009 annual meeting. Executive officers are duly elected by the Board of Directors to serve until their respective successors are elected and qualified. Our officers serve at the discretion of the Board of Directors. There are no family relationships between or among any of our directors or executive officers.

The following information with respect to the principal occupation or employment, other affiliations and business experience during the last five years of our directors and executive officers has been furnished to us by each director and executive officer.

Larisa Gadd. For a period of 16 years ending in 2004, Ms. Gadd was a business partner at Scenic Express, Inc., in Los Angeles. Scenic Express fabricates theatrical scenery for stage and screen. Currently, Ms. Gadd is instrumental in the research, acquisition, and management of commercial/industrial, residential, and resort real estate. From 1987 to 1988, Ms. Gadd was an instructor at Chaffey College in Alta Loma in the area of Social Sciences. She received a B.S. degree in Psychology and English from the California State University, Fullerton in 1984 and a M.A. degree in Organizational and Applied Social Psychology from Claremont Graduate School in 1986.

Lester T. Bishop. Mr. Bishop is retired. Prior to retiring, Mr. Bishop taught kindergarten through 12th grade students for 20 years. At the same time, Mr. Bishop owned solely and in partnership with others a number of privately held businesses, including Whitiok Day Camp, Good Time Promotions, Mall Munchies, Park Riviera Motel, and Imperial Executive Suites. He has also owned and managed both residential and commercial real estate. Mr. Bishop received a B.A. degree in Education from the University of California, Los Angeles in 1960 and a M.A. degree from the California State University, Los Angeles in Educational Administration in 1965 with advanced credentials in reading, counseling and teacher effectiveness.

Larry C. Smith. Mr. Smith retired in 1994. Prior to retirement, from 1987 to 1994, Mr. Smith was a Senior Systems Engineering Manager at TRW Space Systems. In that position, Mr. Smith managed the systems engineering teams in support of classified satellite space systems development and new satellite system studies. Mr. Smith is a registered U.S. Patent Agent and holds three patents. Mr. Smith received a B.S. degree in Engineering from the University of Washington in 1959 and completed four years of graduate studies at the University of California, Los Angeles in Control Systems and Electronics.

David Barnhizer. Mr. Barnhizer is currently Professor of Law at Cleveland State University College of Law and has held that position since 1972. He teaches or has taught courses dealing primarily with business and environmental law. From 1997 to 1998, he was a Strategic Consultant to the Government of Mongolia to the Mongolian Action Programme for the 21st Century for British Petroleum (BP) and Sovonics Solar Systems. During that same period, he was also a consultant on sustainable economic development and the creation of a Central American trade zone to the U.N. Development Program. From 1995 to 1997, he was a member of the Board of Editors for the Journal of Legal Education and served as President of the Board of Directors of the Fairmount Fine Arts Center. Mr. Barnhizer has published nine books / manuals and approximately 40 professional articles. He received a Bachelor of Arts degree from Muskingum College in 1966, a Juris Doctor degree from Ohio State University College of Law in 1969, and a Master of Law degree from Harvard Law School in 1972.

Rodney Woodworth. Mr. Woodworth retired in 1998. From 1988 to 1998, Mr. Woodworth was the Senior Vice President of Operations at Zimmerman Holdings, Inc., which is in the business of buying troubled manufacturing businesses, turning them around, growing them and then selling them. Prior to working at Zimmerman Holdings, Inc., he was the Senior Vice President of Fairchild Industries and President of its Commercial and Industrial Products Group. Mr. Woodworth is an alumni of the Stanford Graduate Business School and received a B.S. degree in Mechanical Engineering from the California State Polytechnical University, San Luis Obispo in 1960.

Sanford Lakoff. Mr. Lakoff is Research Professor of Political Science Emeritus at the University of California, San Diego. He has taught at UCSD since 1974, when he was appointed Founding Chair of the Department of Political Science. Mr. Lakoff has written or edited twelve books and published approximately 50 scholarly articles as well as contributing to entries in the Dictionary of the History of Ideas, the Encyclopedia of Democracy, the Encyclopedia of U.S. Foreign Relations, and the Encyclopedia of Nationalism. He received a B.A. degree from Brandeis University in 1953. In 1959, he received his Ph.D. from Harvard University.

Donald W. Rutherford. Mr. Rutherford is CFO of BPO Management, Services, Inc., a public company, and of Grant Life Sciences, Inc., a public company, which positions he has held since April 2005 and January 2007, respectively. Mr. Rutherford is a partner with Tatum LLC in Orange County, California, which he joined in January 2000. Since joining Tatum, Mr. Rutherford has served as Chief Administrative Officer for a $100 million manufacturer and direct marketer of promotional products, as CFO of Aspeon, Inc., a public technology products company, as CFO of LifePoint, Inc., a public medical device company, and as interim CFO of Composite Technology Corporation, a public developer of innovative applications of composite materials. From 1995 to 1999, Mr. Rutherford served as CFO of USGT Resources Inc., a natural gas marketer and asset manager. Mr. Rutherford obtained his Chartered Accountant degree from the Institute of Chartered Accountants in Canada in 1965 after obtaining a degree in industrial engineering from University of Toronto in 1962.

David J. Caldwell. Mr. Caldwell is a business operations professional with over 20 years of experience in the consumer credit card industry. Before becoming Chief Operations Officer of Performance Capital Management, LLC on February 4, 2002, Mr. Caldwell was Chief Operating Officer of Performance Capital Management, Inc., one of the predecessor companies to Performance Capital Management, LLC, from January 1998 to February 2002. As Chief Operating Officer, Mr. Caldwell is responsible for the operational activities of Performance Capital Management, LLC, including management of a collection center and the sales and acquisitions of charged-off portfolios as well as the day-to-day operations of the business. From 1975 to 1998, Mr. Caldwell worked in various capacities at General Electric Capital Corporation, including Vice President of Recovery Operations for the General Electric Capital Services division from March 1997 to January 1998 and Vice President of Cardholder Operations for the Consumer Card Services division of General Electric Capital Corporation from May 1994 to March 1997. As Vice President of Recovery Operations, he was responsible for the successful operation of the Retailer Financial Services Recovery Operation, including management of the recovery call center, bankruptcy collections, payment processing unit, mailroom, facilities, petition processing, legal, probate, compliance, outside attorney collections, skip tracing, and interface with 12 outlying business centers. As Vice President of Cardholder Operations, he was responsible for the successful operation of the G.E. Rewards Mastercard call center, including managing over 500,000 incoming calls per month, leading a workforce of 215 people, and overseeing a financial budget of $5 million. Mr. Caldwell received a B.S. degree in Business Administration from Western Michigan University in 1975.

Edward M. Rucker. Before becoming the Accounting Manager of Performance Capital Management, LLC on February 4, 2002, Mr. Rucker was the Accounting Manager of Performance Capital Management, Inc., one of the predecessor companies to Performance Capital Management, LLC, from October 2001 to February 2002. As Accounting Manager, Mr. Rucker has overall responsibility for preparing the Company's accounting records and financial statements. From 1995 to August 2001, Mr. Rucker was Controller and the Chief Financial Officer of Pickard Construction, Inc., a construction firm performing as general contractor for major national firms. In that position, Mr. Rucker was responsible for the entire accounting and related financial functions of the firm. Mr. Rucker is a Certified Public Accountant. Mr. Rucker received a B.S. degree in Accounting from the California State University, Los Angeles in 1968.

Darren S. Bard. Before becoming Chief Information Officer of Performance Capital Management, LLC on February 4, 2002, Mr. Bard was Chief Information Officer of Performance Capital Management, Inc., one of the predecessor companies to Performance Capital Management, LLC, from April 1998 to February 2002. As Chief Information Officer, Mr. Bard manages the Information Technology and Acquisitions/Sales Support Departments. Prior to becoming an officer of Performance Capital Management, Inc., from April 1996 to April 1998, Mr. Bard worked as Site Production Planning/Operations Manager at General Electric Capital Corporation. Mr. Bard received a B.A. degree in psychology from The Ohio State University in 1991.

William D. Constantino. Mr. Constantino has served as the Chief Officer of Legal Affairs of Performance Capital Management, LLC since it was formed in January 2002. Prior to that date, from July 2000 to January 2002, he served as Chief Legal Compliance Officer of Performance Capital Management, Inc., one of the predecessor companies to Performance Capital Management, LLC. As in-house counsel to Performance Capital Management, LLC, Mr. Constantino is responsible for ensuring that all collection procedures comply with federal and state consumer protection laws, assisting with the negotiation and purchase of portfolios, and is the general legal resource for day-to-day corporate operations. From January 1999 to July 2000, Mr. Constantino practiced law as a sole practitioner focusing on all aspects of insolvency law, including commercial and consumer collections, bankruptcy law, and civil litigation. From January 1982 to December 1998, he was managing partner in the Law Offices of Leibowitz and Constantino. That firm focused on insolvency law and consumer protection law. Mr. Constantino received a B.S. degree in Business Administration from the State University of New York, Albany in 1972 and a Juris Doctor degree from Western State University School of Law in 1979.